Monica A. Knake (214) 855-4119 mknake@jenkens.com	Jenkens & Gilchrist A PROFESSIONAL CORPORATION 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202 (214) 855-4500 FACSIMILE (214) 855-4300 www.jenkens.com	AUSTIN, TEXAS (512) 499-3800 CHICAGO, ILLINOIS (312) 425-3900 HOUSTON, TEXAS (713) 951-3300 LOS ANGELES, CALIFORNIA (310) 820-8800 SAN ANTONIO, TEXAS (210) 246-5000 WASHINGTON, D.C. (202) 326-1500

April 6, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	Shanghai Century Acquisition Corporation
Registration Statement on Form F-1
Filed December 12, 2005
File No. 333-130260

Ladies and Gentlemen:

On behalf of Shanghai Century Acquisition Corporation, a corporation organized under the laws of the Cayman Islands (the “Company” or “Shanghai”), we hereby provide supplementally to the Securities and Exchange Commission (the “Commission”) changed pages to the Registration Statement on Form F-1 of Shanghai (the “F-1”), including changed pages to certain exhibits, for the Staff’s consideration.

We supplementally advise the F-1 has been revised principally to address the comments set forth in the Commission’s letter to Mr. Franklin D. Chu, dated April 6, 2006.

If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-4119 or Gregg Schmitt at (214) 855-4305.

Very truly yours,

/s/ Monica A. Knake

Monica A. Knake

MAK:jam

Enclosures

DRAFT Gregory J. Schmitt (214) 855-4035 gschmitt@jenkens.com	Jenkens & Gilchrist A PROFESSIONAL CORPORATION 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202 (214) 855-4500 FACSIMILE (214) 855-4300 www.jenkens.com	AUSTIN, TEXAS (512) 499-3800 CHICAGO, ILLINOIS (312) 425-3900 HOUSTON, TEXAS (713) 951-3300 LOS ANGELES, CALIFORNIA (310) 820-8800 SAN ANTONIO, TEXAS (210) 246-5000 WASHINGTON, D.C. (202) 326-1500

April         , 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	Shanghai Century Acquisition Corporation
Registration Statement on Form F-1
Filed December 12, 2005
File No. 333-130260

Ladies and Gentlemen:

On behalf of Shanghai Century Acquisition Corporation, a corporation organized under the laws of the Cayman Islands (the “Company” or “Shanghai”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 to the Registration Statement on Form F-1 of Shanghai (the “Amended F-1”), including exhibits.

The Amended F-1 incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. Franklin D. Chu, dated April 6, 2006. For your convenience, we have repeated each comment prior to the response. All references to page numbers in our discussion below each heading are to the pages in the Amended F-1. The references to page numbers in the headings are to the original Registration Statement on Form F-1.

Summary

1.	Please briefly elaborate upon the contractual arrangements that you mention in this section that are designed to secure the economic benefits (and costs) similar to full ownership, as you more fully describe on page 40.

We have included such disclosure in the Summary.

Jenkens & Gilchrist

A PROFESSIONAL CORPORATION

Securities and Exchange Commission

April         , 2006

Risk Factors, page 11

2.	Please add a risk factor addressing the risks to both the company and investors by the possibility that the contractual arrangements discussed on page 40 are not effective.

We have added a risk factor to address the risks to both the Company and investors by the possibility that the contractual arrangements discussed are not effective.

Use of Proceeds, page 27

3.	We note the disclosure added in response to comment 15 from our letter of January 20, 2006 that “as of December 31, 2005, management has incurred approximately $22,000 in reimbursable expenses.” We also note the disclosure relating to your responses to comments 3 and 4 from the same letter that “there has been no diligence, discussions, negotiations and/or other similar activities undertaken, directly or indirectly, by us, our affiliates or representatives, or by any third party, with respect to a business combination transaction with us.” Please disclose in detail the $22,000 in reimbursable expenses expended by your management. We note that “identifying potential target businesses and performing due diligence on suitable business combinations” are the only activities currently disclosed in your registration statement as being reimbursable to your management. We may have further comment.

The disclosure in footnote one of the Use of Proceeds has been revised to note that the $22,000 in reimbursable expenses expended by the Company’s management is for the reimbursement of out-of-pocket expenses related to this offering. We supplementally advise the Staff that the disclosure in those portions of the registration statement referring to what activities are reimbursable to the Company’s management have been revised to include the pre-offering expenses incurred by management that are reimbursable, in addition to those activities already disclosed.

Management’s Discussion and Financial Analysis, page 33

4.	We note your response to comment 20 from our letter of January 20, 2006 that expenses associated with structuring, negotiating and consummating a business combination may be paid from the funds held in trust. Please disclose how the funds to be held in trust may be used to pay for such activities.

We have added such disclosure.

Jenkens & Gilchrist

A PROFESSIONAL CORPORATION

Securities and Exchange Commission

April         , 2006

Report of Independent Registered Public Accounting Firm, page F-2

5.	The report date, February 15, 2005, precedes the balance sheet date. Please revise to include an appropriately dated report.

We have revised the report date.

Note 3—Proposed Offering, page F-8

6.	Explain to us why management believes the Shanghai Stock Exchange Composite Index is a reasonable basis for an estimate of the company’s expected volatility. Provide us with relevant information about the index that supports your view, including information such as the name of companies included in the index, their industries, and their market capitalizations. Explain to us why a period of 90 days was used rather than a period equal in length to the expected term of the instrument.

We supplementally advise the Staff that the Company chose a composite index in order to estimate the expected volatility of the Company as the Company believes that it represents a meaningful statistical measure of the overall market performance over time. It is combined in a more standardized way and is a useful tool, in the Company’s opinion, for measuring and tracking price level changes to an entire sector.

The Company chose the Shanghai Stock Exchange Composite Index (SSEC) as the Company expects that it will manage its major and strategic operations in China and expects to be highly influenced by the same factors that influence performances and stock prices of companies listed on the SSEC. The Company believes that the SSEC represents the most relevant and complete index in this case as it counts 875 constituents (see attachment) operating in various industries and sectors and with different market capitalizations. The Company believes that, while there are some Chinese companies based and operating in China listed on US stock exchanges; they tend to have large capitalizations and do not represent a sample as comparable to the Company as the SSEC.

The Company chose a period of 90 days to calculate the index volatility as the Company believes that it is more efficient to represent the market tendency. A period equal in length to the expected term of the instrument would have taken into consideration an extremely long period which was highly influenced by major changes and geo-political events in the selected geographic area (China). The Company believes that these may corrupt the calculation even if they occur sporadically; for this reason the Company chose to use a shorter term volatility as it represents, in the Company’s belief, the current and future trend.

Jenkens & Gilchrist

A PROFESSIONAL CORPORATION

Securities and Exchange Commission

April         , 2006

Signature Page

7.	Provide for and identify the signature of the company’s principal accounting officer, in addition to its principal executive officer and principal financial officers.

The Company has provided the signature of the Company’s principal accounting officer.

If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-4305.

Very truly yours,

Gregory J. Schmitt

GJS:jam

Enclosures

Shanghai Stock Exchange Composite Index

	RIC	Short Name of Organisation	Local currency MKT CAP	USD MKT CAP	Close Price	Weighting %	LOCAL_SECTOR_NAME
1	600000.SS	Pudong Dev Bank	42,516,900,000	5,308,971,718	10.86	0.4661%	Finance and Insurance
2	600001.SS	G Handan Steel	8,705,911,070	1,087,083,857	3.15	0.9331%	Manufacturing—Metals and Non-metallic Mineral Pr
3	600002.SS	Qilu Petrochem	19,675,500,000	2,456,827,121	10.09	0.2967%	Manufacturing—Petroleum, Chemical Product, Plast
4	600003.SS	Northeast Expres	3,299,904,000	412,050,197	2.72	0.2543%	Transportation and Storage
5	600004.SS	G Baiyun Airport	6,300,000,000	786,664,169	6.3	0.4035%	Transportation and Storage
6	600005.SS	G Wuhan Steel	21,868,020,000	2,730,601,236	2.79	2.0092%	Manufacturing—Metals and Non-metallic Mineral Pr
7	600006.SS	Dongfeng Auto	5,720,000,000	714,241,119	2.86	0.5087%	Manufacturing—Machinery, Equipment and Meters
8	600007.SS	China World Trad	4,232,000,000	528,438,534	5.29	0.1356%	Social Services
9	600008.SS	Beijing Capital	12,716,000,000	1,587,812,949	5.78	0.5087%	Social Services
10	600009.SS	G SH Airport	22,333,448,412	2,788,718,039	11.59	0.7636%	Transportation and Storage
11	600010.SS	G Baotou Steel	7,014,737,292	875,911,506	2.07	1.5624%	Manufacturing—Metals and Non-metallic Mineral Pr
12	600011.SS	Huaneng Power	70,220,276,555	8,768,218,337	5.91	0.4239%	Electricity, Gas and Water Supply
13	600012.SS	G Anhui Express	9,177,390,366	1,145,956,217	4.73	0.2543%	Transportation and Storage
14	600015.SS	Hua Xia Bank	24,066,000,000	3,005,057,127	5.73	1.0173%	Finance and Insurance
15	600016.SS	G Minsheng Bank	40,081,772,129	5,004,903,806	5.52	2.4717%	Finance and Insurance
16	600018.SS	G SH Container	19,343,168,000	2,415,329,712	10.72	0.4344%	Transportation and Storage
17	600019.SS	G Baoshan Steel	74,426,000,000	9,293,375,788	4.25	4.0099%	Manufacturing—Metals and Non-metallic Mineral Pr
18	600020.SS	Zhongyuan Exp	6,405,000,000	799,775,239	6.1	0.2374%	Transportation and Storage
19	600021.SS	G Shanghai Elec	7,098,312,700	886,347,343	4.54	0.2035%	Electricity, Gas and Water Supply
20	600022.SS	Jinan Iron Steel	5,442,600,000	679,602,922	5.79	0.1865%	Manufacturing—Metals and Non-metallic Mineral Pr
21	600026.SS	G China Ship	20,912,174,842	2,611,247,405	6.15	0.3828%	Transportation and Storage
22	600027.SS	Huadian Power	15,687,640,251	1,958,873,728	2.75	0.4824%	Electricity, Gas and Water Supply
23	600028.SS	China Petroleum	444,636,108,399	55,520,522,994	5.17	2.3737%	Mining
24	600029.SS	China South Air	10,723,558,532	1,339,022,105	2.48	0.8478%	Transportation and Storage
25	600030.SS	G CITIC	20,224,225,000	2,525,344,946	8.15	0.4578%	Finance and Insurance
26	600031.SS	G Sany	4,147,200,000	517,849,785	8.64	0.1373%	Manufacturing—Machinery, Equipment and Meters
27	600033.SS	Fujian Express	6,618,744,000	826,464,881	6.71	0.2442%	Transportation and Storage
28	600035.SS	Chutian Express	3,223,517,633	402,512,035	3.46	0.2374%	Transportation and Storage
29	600036.SS	G Merchants Bank	83,622,229,537	10,441,684,402	6.81	3.9893%	Finance and Insurance
30	600037.SS	Gehua CATV	8,432,971,789	1,053,002,658	12.76	0.2928%	Transmission and Culture
31	600038.SS	Hafei Aviation	2,550,366,000	318,457,389	7.56	0.1256%	Manufacturing—Machinery, Equipment and Meters
32	600039.SS	Sichuan Road	804,000,000	100,393,332	2.68	0.1017%	Construction
33	600050.SS	Unicom	57,230,810,267	7,146,258,384	2.7	5.5105%	Information Technology
34	600051.SS	Ningbo United	1,167,264,000	145,753,137	3.86	0.0724%	Conglomerates
35	600052.SS	ZhejiangGuangsha	1,470,245,816	183,585,667	3.04	0.2166%	Construction

36	600053.SS	Jiangxi Paper	438,110,400	54,705,675	2.72	0.0645%	Manufacturing—Paper and Printing
37	600054.SS	G Huangshan Tour	2,267,204,160	283,099,727	8.3	0.0569%	Social Services
38	600055.SS	Wandong Medical	795,093,000	99,281,139	5.51	0.0430%	Manufacturing—Machinery, Equipment and Meters
39	600056.SS	CNTIC Trading	1,361,896,800	170,056,415	6.53	0.0529%	Wholesale and Retail Trade
40	600057.SS	Amoi Electronic	1,113,285,600	139,012,999	2.59	0.3644%	Information Technology
41	600058.SS	G Minmetals Dev	4,498,733,038	561,744,776	5.44	0.1984%	Wholesale and Retail Trade
42	600059.SS	G Guyuelongshan	1,545,792,000	193,018,917	6.64	0.0903%	Manufacturing—Food and Beverages
43	600060.SS	Hisense Electric	3,550,190,554	443,302,810	7.19	0.1728%	Information Technology
44	600061.SS	Sinotex Invest	947,713,624	118,338,468	2.54	0.1032%	Manufacturing—Petroleum, Chemical Product, Plast
45	600062.SS	G Double Crane	2,134,806,388	266,567,570	4.84	0.2080%	Manufacturing—Medicine and Biological Products
46	600063.SS	Wanwei High Tech	910,440,000	113,684,211	3.6	0.0839%	Manufacturing—Petroleum, Chemical Product, Plast
47	600064.SS	G NJ Xingang	1,610,602,756	201,111,663	4.68	0.1740%	Real Estate
48	600066.SS	G Yutong Bus	2,418,163,040	301,949,559	9.07	0.1580%	Manufacturing—Machinery, Equipment and Meters
49	600067.SS	G Citychamp	1,525,878,200	190,532,334	4.73	0.1946%	Manufacturing—Machinery, Equipment and Meters
50	600068.SS	Gezhouba Co Ltd	2,865,548,000	357,813,323	4.06	0.2932%	Construction
51	600069.SS	G Yinge	1,203,984,000	150,338,266	3.24	0.1728%	Manufacturing—Paper and Printing
52	600070.SS	Zhejiang Furun	485,825,868	60,663,778	4.73	0.0413%	Manufacturing—Textile, Apparel and Leather
53	600071.SS	Phoenix Optical	840,652,494	104,970,031	3.54	0.0911%	Manufacturing—Machinery, Equipment and Meters
54	600072.SS	Jiangnan Indust	1,109,086,767	138,488,702	3.06	0.1397%	Manufacturing—Machinery, Equipment and Meters
55	600073.SS	G Maling	2,174,040,000	271,466,567	6.71	0.1353%	Manufacturing—Food and Beverages
56	600074.SS	Jiangsu Zhongda	1,272,633,120	158,910,298	3.39	0.1632%	Manufacturing—Petroleum, Chemical Product, Plast
57	600075.SS	Xinjiang Tianye	2,569,644,000	320,864,581	11.33	0.0824%	Agriculture, Forestry, Fishing and Hunting
58	600076.SS	Gadebird Hg	612,782,720	76,516,541	2.42	0.1058%	Information Technology
59	600077.SS	Guoneng Group	575,758,905	71,893,476	4.54	0.0395%	Manufacturing—Machinery, Equipment and Meters
60	600078.SS	Chengxing Chem	1,807,502,655	225,698,028	4.52	0.1461%	Manufacturing—Petroleum, Chemical Product, Plast
61	600079.SS	G Humanwell	681,156,840	85,054,235	3.35	0.1189%	Conglomerates
62	600080.SS	Ginwa	729,439,232	91,083,128	3.16	0.0846%	Manufacturing—Medicine and Biological Products
63	600081.SS	Dongfeng Tech	746,272,800	93,185,091	2.38	0.0665%	Manufacturing—Machinery, Equipment and Meters
64	600082.SS	Haitai Develop	943,942,254	117,867,547	3.52	0.1208%	Real Estate
65	600083.SS	Book Digital	351,900,000	43,940,813	1.53	0.1151%	Information Technology
66	600084.SS	Suntine Intl	1,199,420,040	149,768,376	2.55	0.1513%	Wholesale and Retail Trade
67	600085.SS	G Tongrentang	5,928,739,127	740,305,816	13.66	0.1647%	Manufacturing—Medicine and Biological Products
68	600086.SS	Duojia Company	641,152,643	80,059,018	1.82	0.1087%	Manufacturing—Textile, Apparel and Leather
69	600087.SS	G Water Transpor	1,923,681,016	240,204,909	3.73	0.2021%	Transportation and Storage
70	600088.SS	CTV Media	2,367,300,000	295,598,427	10	0.0661%	Transmission and Culture
71	600089.SS	Tebian Elect	4,072,212,430	508,486,287	10.49	0.1868%	Manufacturing—Machinery, Equipment and Meters
72	600090.SS	G Xin Jiang Hops	1,243,558,263	155,279,798	3.38	0.1476%	Manufacturing—Food and Beverages
73	600091.SS	Tomorrow Tech	1,460,522,840	182,371,585	4.34	0.1748%	Manufacturing—Petroleum, Chemical Product, Plast

74	600092.SS	Precision Alloy	399,630,186	49,900,754	1.53	0.1128%	Manufacturing—Metals and Non-metallic Mineral Pr
75	600093.SS	Hejia Company	539,325,000	67,344,072	1.88	0.0973%	Agriculture, Forestry, Fishing and Hunting
76	600094.SS	Worldbest	1,200,265,757	149,873,978	3.01	0.0936%	Manufacturing—Petroleum, Chemical Product, Plast
77	600095.SS	Harbin High Tech	789,911,200	98,634,101	3.02	0.1281%	Manufacturing—Food and Beverages
78	600096.SS	G Yuntianhua	4,760,473,597	594,427,620	8.88	0.1527%	Manufacturing—Petroleum, Chemical Product, Plast
79	600097.SS	Holley Tech	576,094,946	71,935,437	4.99	0.0297%	Manufacturing—Machinery, Equipment and Meters
80	600098.SS	G Guangzhou Dev	8,380,944,000	1,046,506,087	4.07	0.5762%	Electricity, Gas and Water Supply
81	600099.SS	Linhai Co Ltd	589,432,800	73,600,899	2.69	0.0773%	Manufacturing—Machinery, Equipment and Meters
82	600100.SS	G Tongfang	4,815,251,032	601,267,532	8.38	0.3194%	Manufacturing—Machinery, Equipment and Meters
83	600101.SS	Mingxing Elect	1,001,308,581	125,030,727	3.78	0.1256%	Electricity, Gas and Water Supply
84	600102.SS	Laiwu Steel	4,832,711,002	603,447,712	5.24	0.1719%	Manufacturing—Metals and Non-metallic Mineral Pr
85	600103.SS	Qingshan Paper	1,553,860,000	194,026,347	2.2	0.3785%	Manufacturing—Paper and Printing
86	600104.SS	G Shanghai Auto	11,728,076,742	1,464,453,611	3.58	1.1165%	Manufacturing—Machinery, Equipment and Meters
87	600105.SS	G Yongding	957,828,826	119,601,527	3.52	0.1116%	Information Technology
88	600106.SS	G Chongqing Road	1,227,600,000	153,287,132	3.96	0.0763%	Transportation and Storage
89	600107.SS	Mailyard	756,000,000	94,399,700	2.1	0.1129%	Manufacturing—Textile, Apparel and Leather
90	600108.SS	Yasheng Indust	1,715,749,074	214,241,003	1.83	0.4186%	Agriculture, Forestry, Fishing and Hunting
91	600109.SS	Chengdu Commod	352,783,999	44,051,195	4.97	0.0233%	Wholesale and Retail Trade
92	600110.SS	China Kinwa	2,221,923,230	277,445,618	6.65	0.1167%	Manufacturing—Others
93	600111.SS	Rare Earth	2,430,117,480	303,442,278	6.02	0.1234%	Manufacturing—Metals and Non-metallic Mineral Pr
94	600112.SS	G Changzheng	755,025,648	94,278,036	3.8	0.0441%	Manufacturing—Machinery, Equipment and Meters
95	600113.SS	G ZJ Dongri	472,000,000	58,937,379	4	0.0468%	Manufacturing—Others
96	600114.SS	G Ningbo Tongmuo	979,455,000	122,301,929	5.01	0.0830%	Manufacturing—Metals and Non-metallic Mineral Pr
97	600115.SS	China East Air	10,287,923,626	1,284,625,539	2.5	0.2543%	Transportation and Storage
98	600116.SS	Three Gorges	816,166,560	101,912,538	4.67	0.0492%	Electricity, Gas and Water Supply
99	600117.SS	G Xining Steel	2,577,314,473	321,822,373	4.09	0.2292%	Manufacturing—Metals and Non-metallic Mineral Pr
100	600118.SS	China Spacesat	2,121,686,784	264,929,361	9.33	0.0732%	Social Services
101	600119.SS	G Yangtze River	646,074,000	80,673,534	2.51	0.0698%	Conglomerates
102	600120.SS	G ZJ Orient	1,132,260,537	141,382,348	2.24	0.2313%	Wholesale and Retail Trade
103	600121.SS	G Zhengzhou Pwr	2,290,069,600	285,954,873	3.64	0.2527%	Electricity, Gas and Water Supply
104	600122.SS	Hongtu Hi Tech	1,369,368,000	170,989,324	4.29	0.1221%	Information Technology
105	600123.SS	Lanhua Sci Tech	4,432,725,000	553,502,529	11.94	0.1587%	Mining
106	600125.SS	G Tielong Log	3,296,036,840	411,567,315	7.17	0.2601%	Transportation and Storage
107	600126.SS	G Hang Zhou Iron	2,290,948,125	286,064,572	3.55	0.1911%	Manufacturing—Metals and Non-metallic Mineral Pr
108	600127.SS	Jinjian Cereals	796,358,553	99,439,165	2.36	0.1623%	Manufacturing—Food and Beverages
109	600128.SS	G Jiangsu Holly	608,314,875	75,958,653	3.05	0.0848%	Wholesale and Retail Trade
110	600129.SS	G Taiji	1,154,382,000	144,144,596	4.57	0.0839%	Manufacturing—Medicine and Biological Products
111	600130.SS	G Ningbo Bird	1,186,560,000	148,162,577	3.09	0.1685%	Information Technology

112	600131.SS	Sichuan Minjiang	1,900,551,834	237,316,830	3.77	0.1440%	Electricity, Gas and Water Supply
113	600132.SS	Chongqing Brew	4,577,660,880	571,600,285	17.86	0.0661%	Manufacturing—Food and Beverages
114	600133.SS	Eastlake Hi Tech	1,030,714,828	128,702,607	3.74	0.0705%	Conglomerates
115	600135.SS	Lucky Film	1,248,300,000	155,871,886	3.65	0.1068%	Manufacturing—Petroleum, Chemical Product, Plast
116	600136.SS	Double Company	336,309,680	41,994,091	3.22	0.0347%	Conglomerates
117	600137.SS	Changjiang Hold	181,526,751	22,666,760	2.99	0.0148%	Manufacturing—Paper and Printing
118	600138.SS	G CYTS Tours	1,527,240,000	190,702,379	5.72	0.1289%	Social Services
119	600139.SS	Mianyang Ind	285,038,250	35,591,965	3.75	0.0249%	Information Technology
120	600141.SS	G Xingfa Chem	809,600,000	101,092,589	5.06	0.0339%	Manufacturing—Petroleum, Chemical Product, Plast
121	600143.SS	G Kingfa	3,314,675,000	413,894,612	14.57	0.0645%	Manufacturing—Petroleum, Chemical Product, Plast
122	600145.SS	Swell Ceramics	821,205,000	102,541,674	2.37	0.1057%	Construction
123	600146.SS	G Dayuan Chem	568,000,000	70,924,643	2.84	0.0509%	Manufacturing—Petroleum, Chemical Product, Plast
124	600148.SS	Changchun Yidong	495,307,575	61,847,734	3.5	0.0356%	Manufacturing—Machinery, Equipment and Meters
125	600149.SS	C&T Tech Dev	916,920,000	114,493,351	3	0.1053%	Manufacturing—Machinery, Equipment and Meters
126	600150.SS	G HuDong Heavy	2,680,573,632	334,716,068	11.1	0.0862%	Manufacturing—Machinery, Equipment and Meters
127	600151.SS	G Aerospace Auto	3,045,638,400	380,300,730	6.51	0.1199%	Manufacturing—Machinery, Equipment and Meters
128	600152.SS	Veken Elite	986,140,512	123,136,731	3.36	0.0941%	Manufacturing—Textile, Apparel and Leather
129	600153.SS	Xiamen C D Inc	2,822,432,000	352,429,544	4.57	0.2306%	Wholesale and Retail Trade
130	600155.SS	Baoshuo Company	1,262,250,000	157,613,785	3.06	0.1017%	Manufacturing—Petroleum, Chemical Product, Plast
131	600156.SS	Huasheng	825,132,000	103,032,028	1.88	0.1153%	Manufacturing—Textile, Apparel and Leather
132	600157.SS	Lurun Company	893,137,889	111,523,742	5.24	0.0539%	Conglomerates
133	600158.SS	China Sports	2,054,550,420	256,546,222	8.1	0.0645%	Social Services
134	600159.SS	G Dalong Weiye	905,854,800	113,111,669	2.97	0.0895%	Real Estate
135	600160.SS	G Ju Hua	2,544,576,000	317,734,407	4.57	0.1455%	Manufacturing—Petroleum, Chemical Product, Plast
136	600161.SS	Tiantan Biologic	2,506,350,000	312,961,229	7.7	0.0928%	Manufacturing—Medicine and Biological Products
137	600162.SS	Heungkong Hold	1,315,657,200	164,282,600	3.74	0.1823%	Manufacturing—Machinery, Equipment and Meters
138	600163.SS	Fujian Nanzhi	994,326,580	124,158,904	3.25	0.0771%	Manufacturing—Paper and Printing
139	600165.SS	G Ningxia Hengli	585,739,600	73,139,739	3.02	0.0860%	Manufacturing—Metals and Non-metallic Mineral Pr
140	600166.SS	Futian Vehicle	1,584,745,530	197,882,941	3.47	0.1323%	Manufacturing—Machinery, Equipment and Meters
141	600167.SS	New District Dev	649,800,000	81,138,790	3.42	0.0593%	Real Estate
142	600168.SS	Wuhan Sanzhen	1,685,193,000	210,425,548	3.82	0.1081%	Electricity, Gas and Water Supply
143	600169.SS	Taiyuan Heavy	1,484,967,976	185,423,984	3.99	0.1221%	Manufacturing—Machinery, Equipment and Meters
144	600170.SS	G Shanghai Const	2,941,928,820	367,350,792	4.09	0.2658%	Construction
145	600171.SS	G SH Belling	3,405,792,017	425,272,150	5.56	0.2751%	Manufacturing—Electrical Equipment
146	600172.SS	G Whirlwind	1,189,920,000	148,582,131	4.44	0.1146%	Manufacturing—Metals and Non-metallic Mineral Pr
147	600173.SS	Mudanjiang Cem	460,000,000	57,438,971	2	0.0861%	Manufacturing—Metals and Non-metallic Mineral Pr
148	600175.SS	G Meidu	509,503,680	63,620,363	3.98	0.0517%	Social Services
149	600176.SS	Fiber Glass	2,551,530,240	318,602,765	5.97	0.1208%	Manufacturing—Petroleum, Chemical Product, Plast

150	600177.SS	Youngor Group	7,107,344,530	887,475,124	3.99	0.7686%	Manufacturing—Textile, Apparel and Leather
151	600178.SS	Dongan Auto	2,023,910,400	252,720,285	4.38	0.1175%	Manufacturing—Machinery, Equipment and Meters
152	600179.SS	Heihua	953,700,000	119,085,971	2.89	0.0848%	Manufacturing—Petroleum, Chemical Product, Plast
153	600180.SS	G Jiufa Edible	986,391,014	123,168,011	3.93	0.0677%	Agriculture, Forestry, Fishing and Hunting
154	600181.SS	Yunda Science	435,170,280	54,338,550	1.25	0.1424%	Manufacturing—Petroleum, Chemical Product, Plast
155	600182.SS	Giti Tire	1,166,200,000	145,620,278	3.43	0.1441%	Manufacturing—Petroleum, Chemical Product, Plast
156	600183.SS	G Shengyi Tech	4,976,521,875	621,404,992	7.8	0.2184%	Manufacturing—Machinery, Equipment and Meters
157	600184.SS	New Huaguang	405,300,000	50,608,728	5.79	0.0254%	Manufacturing—Metals and Non-metallic Mineral Pr
158	600185.SS	G Seastar Tech	727,126,400	90,794,331	2.8	0.0989%	Social Services
159	600186.SS	Lotus Flower	2,112,760,000	263,814,697	2.39	0.3086%	Manufacturing—Food and Beverages
160	600187.SS	Black Dragon	373,036,500	46,580,071	1.14	0.0827%	Manufacturing—Paper and Printing
161	600188.SS	G Yanzhou Coal	32,364,279,531	4,041,241,123	6.29	0.3052%	Mining
162	600189.SS	G Jilin	1,257,525,000	157,023,787	4.05	0.1293%	Agriculture, Forestry, Fishing and Hunting
163	600190.SS	Jinzhou Port	3,543,895,583	442,516,774	3.94	0.1933%	Transportation and Storage
164	600191.SS	G Huazi Industry	1,412,364,450	176,358,176	4.66	0.1171%	Manufacturing—Food and Beverages
165	600192.SS	Chang Cheng Elec	1,374,945,000	171,685,709	4.29	0.0937%	Manufacturing—Machinery, Equipment and Meters
166	600193.SS	G Prosolar Tech	547,028,000	68,305,925	3.26	0.0390%	Conglomerates
167	600195.SS	G China Animal	1,411,800,000	176,287,694	3.62	0.1373%	Manufacturing—Food and Beverages
168	600196.SS	Fosun Pharm	4,143,375,627	517,372,245	4.98	0.3058%	Manufacturing—Medicine and Biological Products
169	600197.SS	Yilite	1,971,270,000	246,147,219	4.47	0.1272%	Manufacturing—Food and Beverages
170	600198.SS	Datang Telecom	3,801,622,224	474,698,411	8.66	0.1402%	Information Technology
171	600199.SS	Golden Cattle	734,368,000	91,698,570	2.12	0.1102%	Manufacturing—Food and Beverages
172	600200.SS	G Wuzhong	3,525,984,000	440,280,202	8.48	0.2386%	Conglomerates
173	600201.SS	Jinyu Group	888,995,855	111,006,537	4.07	0.0853%	Manufacturing—Textile, Apparel and Leather
174	600202.SS	Harbin Air Condi	2,000,251,968	249,766,119	8.14	0.0854%	Manufacturing—Machinery, Equipment and Meters
175	600203.SS	Furi Electronics	953,808,000	119,099,457	3.72	0.0593%	Information Technology
176	600205.SS	Shandong Alumini	11,047,680,000	1,379,494,287	16.44	0.1628%	Manufacturing—Metals and Non-metallic Mineral Pr
177	600206.SS	Grinm Semicon	1,107,800,000	138,328,026	7.64	0.0551%	Manufacturing—Others
178	600207.SS	Ancai Hi Tech	1,500,400,000	187,350,940	3.41	0.1526%	Manufacturing—Electrical Equipment
179	600208.SS	G Zhongbao	763,135,115	95,290,643	2.44	0.1400%	Manufacturing—Others
180	600209.SS	Lawton Develop	842,901,444	105,250,852	1.92	0.1405%	Conglomerates
181	600210.SS	G Zijiang	3,304,493,163	412,623,233	2.3	0.6575%	Manufacturing—Others
182	600211.SS	Tibet Pharma	861,878,000	107,620,403	7.03	0.0381%	Manufacturing—Medicine and Biological Products
183	600212.SS	Jiangquan Ind	930,911,520	116,240,435	2.91	0.1626%	Manufacturing—Metals and Non-metallic Mineral Pr
184	600213.SS	Yaxing Coach	494,000,000	61,684,460	2.6	0.0509%	Transportation and Storage
185	600215.SS	Jingkai	1,427,293,224	178,222,292	3.99	0.1822%	Real Estate
186	600216.SS	G Zhejiang Med	2,002,767,000	250,080,165	4.45	0.1490%	Manufacturing—Medicine and Biological Products
187	600217.SS	Qinling Cement	1,189,440,000	148,522,195	1.8	0.1899%	Manufacturing—Metals and Non-metallic Mineral Pr

188	600218.SS	G Quanchai Eng	665,990,000	83,160,392	2.35	0.1161%	Manufacturing—Machinery, Equipment and Meters
189	600219.SS	G Nanshan Indust	2,530,023,582	315,917,286	5.58	0.2810%	Manufacturing—Textile, Apparel and Leather
190	600220.SS	G JS Sunshine	2,140,008,392	267,217,131	2.22	0.4238%	Manufacturing—Textile, Apparel and Leather
191	600221.SS	Hainan Airlines	1,946,416,736	243,043,858	2.73	0.3153%	Transportation and Storage
192	600222.SS	Joyline Joysun	1,087,800,468	135,830,738	7.99	0.0297%	Manufacturing—Medicine and Biological Products
193	600223.SS	G Wanjie Hi-Tech	1,142,212,500	142,625,023	2.13	0.2239%	Conglomerates
194	600225.SS	Tianxiang Group	517,374,002	64,603,109	2.34	0.0807%	Agriculture, Forestry, Fishing and Hunting
195	600226.SS	G Shenghua Biok	1,162,574,510	145,167,573	4.3	0.1074%	Manufacturing—Petroleum, Chemical Product, Plast
196	600227.SS	G Chitianhua	1,361,700,000	170,031,841	8.01	0.0593%	Manufacturing—Petroleum, Chemical Product, Plast
197	600228.SS	Changjiu Chem	780,480,000	97,456,453	2.71	0.0814%	Manufacturing—Petroleum, Chemical Product, Plast
198	600229.SS	Qingdao Soda Ash	968,013,969	120,873,318	3.28	0.1055%	Manufacturing—Petroleum, Chemical Product, Plast
199	600230.SS	G Cangzhou Dahua	1,623,415,941	202,711,612	6.26	0.0678%	Manufacturing—Petroleum, Chemical Product, Plast
200	600231.SS	G Lingyuan Steel	1,875,562,000	234,196,416	3.58	0.2392%	Manufacturing—Metals and Non-metallic Mineral Pr
201	600232.SS	G Golden Eagle	1,135,841,257	141,829,463	5.19	0.0655%	Manufacturing—Textile, Apparel and Leather
202	600233.SS	G Dayang	480,150,000	59,955,048	2.91	0.0839%	Manufacturing—Textile, Apparel and Leather
203	600234.SS	Tian Long Group	152,991,800	19,103,677	1.63	0.0365%	Wholesale and Retail Trade
204	600235.SS	Minfeng Sp Paper	1,108,914,000	138,467,129	4.21	0.0749%	Manufacturing—Paper and Printing
205	600236.SS	Guiguan Electric	7,226,412,883	902,342,871	5.35	0.2430%	Social Services
206	600237.SS	G Tongfeng	818,000,000	102,141,475	4.09	0.0895%	Manufacturing—Machinery, Equipment and Meters
207	600238.SS	G Hainan Yedao	534,520,000	66,744,084	3.22	0.0853%	Manufacturing—Food and Beverages
208	600239.SS	Honghe Guangming	469,946,124	58,680,917	2.65	0.0801%	Manufacturing—Food and Beverages
209	600240.SS	G Huaye	873,250,000	109,040,395	4.99	0.0860%	Real Estate
210	600241.SS	Liaoning Times	607,380,000	75,841,918	5.73	0.0254%	Manufacturing—Textile, Apparel and Leather
211	600242.SS	Hualong Groups	321,955,176	40,201,683	1.85	0.0746%	Agriculture, Forestry, Fishing and Hunting
212	600243.SS	Qinghai Huading	620,136,000	77,434,726	3.96	0.0466%	Manufacturing—Machinery, Equipment and Meters
213	600246.SS	Beijing Vantone	913,560,000	114,073,797	9.93	0.0254%	Manufacturing—Food and Beverages
214	600247.SS	G Wuhua	758,419,200	94,701,779	2.66	0.1549%	Wholesale and Retail Trade
215	600248.SS	Qinfeng Agricul	510,127,200	63,698,221	3.96	0.0407%	Agriculture, Forestry, Fishing and Hunting
216	600249.SS	Liangmianzhen	1,042,500,000	130,174,190	6.95	0.0509%	Manufacturing—Others
217	600250.SS	Nanjing Textiles	951,988,253	118,872,230	3.68	0.0941%	Wholesale and Retail Trade
218	600251.SS	Guannong Fruit	898,200,000	112,155,834	4.99	0.0509%	Agriculture, Forestry, Fishing and Hunting
219	600252.SS	Zhongheng Group	615,376,148	76,840,376	2.83	0.0829%	Conglomerates
220	600253.SS	Topfond Pharma	1,554,000,000	194,043,828	3.7	0.1017%	Manufacturing—Medicine and Biological Products
221	600255.SS	Xinke Materials	840,750,000	104,982,206	8.85	0.0254%	Manufacturing—Others
222	600256.SS	Guanghui Stone	5,049,137,058	630,472,256	5.83	0.2075%	Mining
223	600257.SS	Dongting Aquacul	606,630,000	75,748,267	2.77	0.1017%	Agriculture, Forestry, Fishing and Hunting
224	600258.SS	Capital Tourism	1,983,098,000	247,624,149	8.57	0.0593%	Social Services
225	600259.SS	Xingye Polyester	418,264,000	52,227,508	1.96	0.0802%	Manufacturing—Textile, Apparel and Leather

226	600260.SS	G Kaile	1,092,214,800	136,381,944	4.14	0.1410%	Manufacturing—Petroleum, Chemical Product, Plast
227	600261.SS	G ZJ Yankon	1,591,227,200	198,692,289	12.92	0.0441%	Manufacturing—Electrical Equipment
228	600262.SS	North Joint Stk	1,006,400,000	125,666,479	5.92	0.0466%	Manufacturing—Machinery, Equipment and Meters
229	600263.SS	G CRBC Int	1,652,938,691	206,398,038	4.05	0.0975%	Construction
230	600265.SS	Jingu Forestry	487,200,000	60,835,362	4.64	0.0339%	Agriculture, Forestry, Fishing and Hunting
231	600266.SS	G Beijing Urban	3,354,000,000	418,805,020	5.59	0.1768%	Construction
232	600267.SS	G Hisun Pharm	2,524,953,600	315,284,211	5.62	0.1279%	Manufacturing—Medicine and Biological Products
233	600268.SS	Guodian Nanjing	1,981,220,000	247,389,648	16.79	0.0339%	Manufacturing—Machinery, Equipment and Meters
234	600269.SS	Ganyue Express	7,169,478,321	895,233,604	9.21	0.2645%	Transportation and Storage
235	600270.SS	Sinotrans Dev	7,261,963,394	906,781,968	8.02	0.1939%	Transportation and Storage
236	600271.SS	Aerospace Info	7,042,464,000	879,373,665	22.88	0.0677%	Information Technology
237	600272.SS	KAIKAI INDUST	700,519,520	87,472,001	3.26	0.0509%	Manufacturing—Textile, Apparel and Leather
238	600273.SS	G Huafang	516,000,000	64,431,541	2.4	0.1015%	Manufacturing—Textile, Apparel and Leather
239	600275.SS	Hubei Wuchangyu	992,656,041	123,950,308	2.23	0.1080%	Agriculture, Forestry, Fishing and Hunting
240	600276.SS	Hengrui Medicine	3,703,645,440	459,395,366	14.52	0.0651%	Manufacturing—Medicine and Biological Products
241	600277.SS	G Yili Tech	822,074,000	102,650,184	4.73	0.0714%	Manufacturing—Petroleum, Chemical Product, Plast
242	600278.SS	G Orient Int	1,024,000,000	127,864,144	3.2	0.0916%	Wholesale and Retail Trade
243	600279.SS	G Gangjiu	929,551,207	116,070,576	4.07	0.0962%	Transportation and Storage
244	600280.SS	Center Emporium	1,454,078,920	181,566,950	10.13	0.0801%	Wholesale and Retail Trade
245	600281.SS	Taiyuan Chemical	1,453,569,300	181,503,315	4.05	0.0890%	Manufacturing—Petroleum, Chemical Product, Plast
246	600282.SS	Nanjing Steel	3,126,240,000	390,365,237	3.34	0.3357%	Manufacturing—Metals and Non-metallic Mineral Pr
247	600283.SS	Qianjiang Water	1,067,134,200	133,250,197	3.74	0.0721%	Electricity, Gas and Water Supply
248	600284.SS	G Pudong Cons	1,091,580,000	136,302,678	4.83	0.0895%	Construction
249	600285.SS	G Henan Lingrui	457,641,600	57,144,484	4.56	0.0339%	Manufacturing—Medicine and Biological Products
250	600286.SS	Guoguang Ceramic	111,720,000	13,950,178	0.98	0.0637%	Manufacturing—Metals and Non-metallic Mineral Pr
251	600287.SS	Jiangsu Sainty	1,253,604,732	156,534,274	2.87	0.1038%	Wholesale and Retail Trade
252	600288.SS	G Daheng Tech	1,039,500,000	129,799,588	4.95	0.0636%	Information Technology
253	600289.SS	Bright Oceans	2,223,690,000	277,666,230	10.5	0.0678%	Information Technology
254	600290.SS	Sufuma Co Ltd	798,294,000	99,680,839	4.58	0.0534%	Manufacturing—Machinery, Equipment and Meters
255	600291.SS	G Strong Year	572,800,000	71,524,006	3.58	0.0671%	Manufacturing—Metals and Non-metallic Mineral Pr
256	600292.SS	G Jiulong Elec	1,133,955,000	141,593,931	3.39	0.1343%	Electricity, Gas and Water Supply
257	600293.SS	Sanxia Material	787,241,000	98,300,681	2.87	0.0916%	Manufacturing—Others
258	600295.SS	G Erdos Cashmere	3,349,898,100	418,292,826	3.66	0.1628%	Manufacturing—Textile, Apparel and Leather
259	600296.SS	Lanzhou Aluminiu	3,633,588,073	453,716,435	6.7	0.2559%	Manufacturing—Metals and Non-metallic Mineral Pr
260	600297.SS	Merro Pharmaceu	691,150,000	86,302,054	6.01	0.0339%	Manufacturing—Medicine and Biological Products
261	600298.SS	Angel Yeast	1,800,739,000	224,853,468	13.27	0.0297%	Manufacturing—Food and Beverages
262	600299.SS	Star Material	4,147,200,000	517,849,785	17.28	0.0678%	Manufacturing—Petroleum, Chemical Product, Plast
263	600300.SS	G V V	1,933,800,000	241,468,440	2.93	0.2204%	Manufacturing—Food and Beverages

264	600301.SS	G Nanning Chem	696,157,006	86,927,266	3.76	0.0865%	Manufacturing—Petroleum, Chemical Product, Plast
265	600302.SS	G Typical Ind	1,214,494,412	151,650,673	3.51	0.1319%	Manufacturing—Machinery, Equipment and Meters
266	600303.SS	G Shuguang	813,240,000	101,547,106	5.02	0.0978%	Manufacturing—Machinery, Equipment and Meters
267	600305.SS	Hengshun Vinegar	1,418,994,000	177,185,990	11.16	0.0339%	Manufacturing—Food and Beverages
268	600306.SS	Commercial City	664,458,164	82,969,116	3.73	0.0538%	Wholesale and Retail Trade
269	600307.SS	Hong Xing Steel	3,698,240,000	461,789,349	5.08	0.1696%	Manufacturing—Metals and Non-metallic Mineral Pr
270	600308.SS	G Huatai	3,203,756,712	400,044,542	10.67	0.1835%	Manufacturing—Paper and Printing
271	600309.SS	Yantai Wanhua	14,859,686,400	1,855,489,343	17.51	0.2398%	Manufacturing—Petroleum, Chemical Product, Plast
272	600310.SS	Gui Dong Elect	1,153,680,000	144,056,940	7.36	0.0381%	Electricity, Gas and Water Supply
273	600311.SS	Ronghua Industry	1,006,200,000	125,641,506	3.87	0.0882%	Manufacturing—Food and Beverages
274	600312.SS	Pinggao Electric	2,860,581,500	357,193,170	9.17	0.0865%	Manufacturing—Machinery, Equipment and Meters
275	600313.SS	Zhongken Agricul	567,450,000	70,855,966	2.25	0.0678%	Agriculture, Forestry, Fishing and Hunting
276	600315.SS	Shanghai Jahwa	2,556,900,000	319,273,272	9.47	0.0678%	Manufacturing—Petroleum, Chemical Product, Plast
277	600316.SS	Hongdu Aviation	3,361,680,000	419,764,001	13.34	0.0916%	Manufacturing—Machinery, Equipment and Meters
278	600317.SS	G Yingkou Port	1,837,127,169	229,397,162	7.32	0.1027%	Transportation and Storage
279	600318.SS	Chaodong Cement	888,000,000	110,882,188	4.44	0.0678%	Manufacturing—Metals and Non-metallic Mineral Pr
280	600319.SS	Yaxing Chemical	1,685,271,960	210,435,407	5.34	0.0678%	Manufacturing—Petroleum, Chemical Product, Plast
281	600320.SS	G Zhenhua Port	20,950,232,250	2,615,999,532	13.7	0.3691%	Manufacturing—Machinery, Equipment and Meters
282	600321.SS	Guodong Constru	892,819,200	111,483,948	3.92	0.0909%	Manufacturing—Others
283	600322.SS	G Tianjin Realit	1,838,890,190	229,617,305	4.34	0.2262%	Real Estate
284	600323.SS	Nanhai Develop	1,691,049,902	211,156,884	8.11	0.1123%	Electricity, Gas and Water Supply
285	600325.SS	G HUAFA IND	2,288,000,000	285,696,448	8.8	0.0860%	Real Estate
286	600326.SS	Tibet Tianlu	687,600,000	85,858,775	3.82	0.0610%	Transportation and Storage
287	600327.SS	Commer Mansion	1,921,638,510	239,949,867	8.84	0.0678%	Wholesale and Retail Trade
288	600328.SS	Lantai Ind	2,269,625,950	283,402,129	6.32	0.1058%	Manufacturing—Petroleum, Chemical Product, Plast
289	600329.SS	Tianjin Zhongxin	1,169,348,892	146,013,472	5.53	0.0534%	Manufacturing—Medicine and Biological Products
290	600330.SS	TDG Holding	2,441,685,120	304,886,698	5.56	0.1424%	Manufacturing—Electrical Equipment
291	600331.SS	G Hongda	5,287,360,000	660,218,518	12.71	0.1763%	Manufacturing—Petroleum, Chemical Product, Plast
292	600332.SS	Guangzhou Phar	5,104,490,707	637,384,118	7.12	0.0661%	Manufacturing—Medicine and Biological Products
293	600333.SS	Changchun Gas	2,142,419,424	267,518,190	5.27	0.1371%	Electricity, Gas and Water Supply
294	600335.SS	Dingsheng Eng	511,999,554	63,932,016	4.39	0.0297%	Manufacturing—Machinery, Equipment and Meters
295	600336.SS	G Aucma	1,040,159,800	129,881,975	3.05	0.1083%	Manufacturing—Machinery, Equipment and Meters
296	600337.SS	G Markor Furn	918,884,736	114,738,682	4.62	0.0732%	Manufacturing—Wood Products
297	600338.SS	Tibet Summit Ind	663,416,665	82,839,067	4.19	0.0424%	Manufacturing—Machinery, Equipment and Meters
298	600339.SS	Tianli Tech	1,315,680,077	164,285,456	3.45	0.1282%	Manufacturing—Petroleum, Chemical Product, Plast
299	600340.SS	King Refrig	386,000,000	48,198,789	3.86	0.0339%	Manufacturing—Electrical Equipment
300	600343.SS	Aerospace Power	917,600,000	114,578,261	4.96	0.0551%	Manufacturing—Machinery, Equipment and Meters
301	600345.SS	Yangtze Comm	1,435,500,000	179,247,050	7.25	0.0458%	Information Technology

302	600346.SS	Bingshan Rubber	447,300,000	55,853,156	4.26	0.0326%	Manufacturing—Machinery, Equipment and Meters
303	600348.SS	G Guoyang	5,949,970,000	742,956,858	12.37	0.1653%	Mining
304	600350.SS	SD Infrastructur	14,329,788,000	1,789,322,345	4.26	0.4281%	Social Services
305	600351.SS	G Yabao Pharm	567,112,500	70,813,823	4.26	0.0509%	Manufacturing—Medicine and Biological Products
306	600352.SS	G Longsheng	2,242,760,000	280,047,450	3.8	0.1759%	Manufacturing—Petroleum, Chemical Product, Plast
307	600353.SS	Chengdu Xuguang	416,058,688	51,952,137	4.38	0.0360%	Manufacturing—Electrical Equipment
308	600354.SS	Dunhuang Seed	710,391,648	88,704,707	3.82	0.0636%	Agriculture, Forestry, Fishing and Hunting
309	600355.SS	Jinglun Electro	718,450,232	89,710,961	2.92	0.0526%	Manufacturing—Electrical Equipment
310	600356.SS	G Hengfeng	809,200,000	101,042,642	5.78	0.0677%	Manufacturing—Paper and Printing
311	600357.SS	G Chengde Xinxin	2,761,221,355	344,786,334	3.63	0.2358%	Manufacturing—Metals and Non-metallic Mineral Pr
312	600358.SS	United Travel	1,157,760,000	144,566,398	2.68	0.1144%	Social Services
313	600359.SS	Talimu Agric Dev	1,341,780,000	167,544,484	4.18	0.0992%	Agriculture, Forestry, Fishing and Hunting
314	600360.SS	Microelectronics	2,506,320,000	312,957,483	10.62	0.0848%	Information Technology
315	600361.SS	G BJ Hualian	3,249,826,652	405,797,172	12.94	0.1043%	Wholesale and Retail Trade
316	600362.SS	Jiangxi Copper	21,814,159,226	2,723,875,785	7.63	0.1950%	Manufacturing—Electrical Equipment
317	600363.SS	Lianchuang Photo	1,337,376,345	166,994,611	5.41	0.0763%	Manufacturing—Electrical Equipment
318	600365.SS	Tonghua Wine	716,800,000	89,504,901	5.12	0.0509%	Manufacturing—Food and Beverages
319	600366.SS	G Yunsheng	1,632,917,250	203,898,015	5.71	0.0931%	Manufacturing—Machinery, Equipment and Meters
320	600367.SS	G Red Star	1,843,296,000	230,167,447	6.33	0.1029%	Manufacturing—Petroleum, Chemical Product, Plast
321	600368.SS	Wuzhou Comm	1,547,000,000	193,169,757	3.5	0.0865%	Transportation and Storage
322	600369.SS	River Transport	384,229,000	47,977,649	2.23	0.0615%	Transportation and Storage
323	600370.SS	Sanfangxiang	984,377,200	122,916,551	6.22	0.0466%	Manufacturing—Textile, Apparel and Leather
324	600371.SS	Huaguan Science	635,500,000	79,353,187	4.1	0.0526%	Manufacturing—Food and Beverages
325	600372.SS	Changhe Auto	1,213,600,000	151,538,990	2.96	0.0933%	Manufacturing—Machinery, Equipment and Meters
326	600373.SS	G Xinxin Ind	423,750,000	52,912,530	3.39	0.0512%	Manufacturing—Metals and Non-metallic Mineral Pr
327	600375.SS	G Xingma	521,197,875	65,080,586	4.17	0.0507%	Manufacturing—Machinery, Equipment and Meters
328	600376.SS	G Tianhong Baoye	982,044,000	122,625,211	5.67	0.0705%	Real Estate
329	600377.SS	Jiangsu Express	30,788,850,173	3,819,008,952	6.5	0.1272%	Transportation and Storage
330	600378.SS	Tianyi Science	903,549,066	112,823,758	4.62	0.0645%	Manufacturing—Petroleum, Chemical Product, Plast
331	600379.SS	Shaanxi Baoguang	711,000,000	88,780,671	4.5	0.0424%	Manufacturing—Machinery, Equipment and Meters
332	600380.SS	Joincare	3,708,374,400	463,054,804	6.08	0.1335%	Manufacturing—Medicine and Biological Products
333	600381.SS	Sunshiny Ind	600,600,000	74,995,317	2.1	0.0771%	Manufacturing—Textile, Apparel and Leather
334	600382.SS	GD Mingzhu	808,230,709	100,921,609	4.73	0.0509%	Manufacturing—Machinery, Equipment and Meters
335	600383.SS	Gemdale	5,807,520,000	725,169,507	8.72	0.2899%	Real Estate
336	600385.SS	Shandong Jintai	216,225,181	26,999,461	1.53	0.0575%	Manufacturing—Medicine and Biological Products
337	600386.SS	G Beijing Bus	1,266,048,000	158,088,031	3.14	0.1085%	Transportation and Storage
338	600387.SS	Zhejiang Haiyue	879,120,000	109,773,366	4.44	0.0509%	Transportation and Storage
339	600388.SS	Fujian Longking	1,202,400,000	150,140,476	7.2	0.0551%	Manufacturing—Machinery, Equipment and Meters

340	600389.SS	Jiangshan Chem	922,680,000	115,212,587	4.66	0.0448%	Manufacturing—Petroleum, Chemical Product, Plast
341	600390.SS	Kingray Tech	618,860,000	77,275,395	5.8	0.0339%	Manufacturing—Others
342	600391.SS	Sichuan Chengfa	984,200,000	122,894,425	7.03	0.0424%	Manufacturing—Machinery, Equipment and Meters
343	600392.SS	G Tiancheng	826,200,000	103,165,387	7.65	0.0407%	Information Technology
344	600393.SS	G Donghua	891,000,000	111,256,790	2.97	0.0914%	Real Estate
345	600395.SS	Guizhou Panjiang	1,626,294,000	203,070,987	4.38	0.1017%	Mining
346	600396.SS	G Jinshan	1,188,980,000	148,464,756	5.38	0.0895%	Electricity, Gas and Water Supply
347	600397.SS	Anyuan Industri	827,200,000	103,290,254	3.76	0.0678%	Manufacturing—Machinery, Equipment and Meters
348	600398.SS	G Canal	1,031,832,516	128,842,170	4.36	0.1349%	Manufacturing—Textile, Apparel and Leather
349	600399.SS	G Fushun Steel	1,461,200,000	182,456,140	2.81	0.1363%	Manufacturing—Metals and Non-metallic Mineral Pr
350	600400.SS	G Hongdou Ind	964,647,040	120,452,899	3.2	0.1324%	Manufacturing—Textile, Apparel and Leather
351	600401.SS	G Shenlong	621,894,822	77,654,345	2.41	0.1328%	Manufacturing—Others
352	600403.SS	Nanjing Xwtec	767,351,340	95,817,112	6.02	0.0458%	Information Technology
353	600405.SS	G Dynamic Power	716,840,532	89,509,962	6.87	0.0421%	Manufacturing—Electrical Equipment
354	600406.SS	NARI Tech	4,408,287,000	550,451,021	20.74	0.0661%	Information Technology
355	600408.SS	G Antai	1,814,240,000	226,539,302	4.64	0.1311%	Manufacturing—Petroleum, Chemical Product, Plast
356	600409.SS	G Tang Sanyou	1,554,000,000	194,043,828	3.7	0.1363%	Manufacturing—Petroleum, Chemical Product, Plast
357	600410.SS	Teamsun Tech	3,116,100,000	389,099,082	25.5	0.0265%	Information Technology
358	600415.SS	Commodities City	5,524,863,442	689,874,938	44.21	0.0449%	Wholesale and Retail Trade
359	600416.SS	G Xiangtan Elec	1,193,400,000	149,016,670	6.12	0.0833%	Manufacturing—Machinery, Equipment and Meters
360	600418.SS	G Jianghuai Auto	4,027,234,252	502,869,982	4.42	0.5557%	Manufacturing—Machinery, Equipment and Meters
361	600419.SS	Tianhong Paper	363,124,800	45,342,424	4.53	0.0254%	Manufacturing—Paper and Printing
362	600420.SS	G Modern Pharm	1,613,922,809	201,526,230	12.34	0.0420%	Manufacturing—Medicine and Biological Products
363	600421.SS	Wuhan Spring	641,376,000	80,086,908	3.93	0.0458%	Manufacturing—Medicine and Biological Products
364	600422.SS	G Kunming Pharm	1,278,696,320	159,667,393	4.07	0.1411%	Manufacturing—Medicine and Biological Products
365	600423.SS	G Liuzhou Chem	1,413,989,538	176,561,096	7.41	0.0860%	Manufacturing—Petroleum, Chemical Product, Plast
366	600425.SS	G Qingsong	726,765,075	90,749,213	3.93	0.0687%	Manufacturing—Metals and Non-metallic Mineral Pr
367	600426.SS	G Hualu HS Chem	1,793,580,000	223,959,543	7.16	0.1015%	Manufacturing—Petroleum, Chemical Product, Plast
368	600428.SS	G COSCO Shipping	4,599,504,000	574,327,777	7.02	0.2608%	Transportation and Storage
369	600429.SS	Sanyuan Foods	1,651,000,000	206,155,959	2.6	0.1272%	Manufacturing—Food and Beverages
370	600432.SS	G Jien Nickel	2,821,500,000	352,313,167	14.85	0.0646%	Manufacturing—Metals and Non-metallic Mineral Pr
371	600433.SS	Guanhao Hi Tech	694,400,000	86,707,873	4.34	0.0509%	Manufacturing—Paper and Printing
372	600435.SS	North Phenix	607,500,000	75,856,902	6.75	0.0339%	Manufacturing—Machinery, Equipment and Meters
373	600436.SS	Pientzehuang	3,024,000,000	377,598,801	21.6	0.0339%	Manufacturing—Medicine and Biological Products
374	600438.SS	G Tongwei	2,425,226,800	302,831,591	14.11	0.0585%	Agriculture, Forestry, Fishing and Hunting
375	600439.SS	G Rebecca	1,368,081,000	170,828,620	10.63	0.0393%	Manufacturing—Textile, Apparel and Leather
376	600444.SS	G Guotong	401,100,000	50,084,285	5.73	0.0336%	Manufacturing—Petroleum, Chemical Product, Plast
377	600446.SS	G Kingdom	628,788,000	78,515,078	9.15	0.0153%	Information Technology

378	600448.SS	Huafang Company	644,350,000	80,458,263	2.63	0.0793%	Manufacturing—Textile, Apparel and Leather
379	600449.SS	Saima Industry	943,410,000	117,801,086	7.67	0.0407%	Manufacturing—Metals and Non-metallic Mineral Pr
380	600452.SS	G Fuling	611,200,000	76,318,911	3.82	0.0582%	Electricity, Gas and Water Supply
381	600455.SS	But'one Info	449,697,600	56,152,538	7.2	0.0187%	Information Technology
382	600456.SS	G Baoji Titanium	5,014,004,800	626,085,384	25.06	0.0641%	Manufacturing—Metals and Non-metallic Mineral Pr
383	600458.SS	G Times New Mat	790,173,440	98,666,846	4.64	0.0771%	Manufacturing—Petroleum, Chemical Product, Plast
384	600459.SS	Sino Platinum	731,434,500	91,332,272	8.51	0.0339%	Manufacturing—Metals and Non-metallic Mineral Pr
385	600460.SS	G Silan Microele	2,844,723,200	355,212,986	14.08	0.0600%	Manufacturing—Electrical Equipment
386	600461.SS	Hongcheng Water	774,200,000	96,672,286	5.53	0.0424%	Electricity, Gas and Water Supply
387	600462.SS	Shixian Paper	548,366,000	68,472,997	3.22	0.0424%	Manufacturing—Paper and Printing
388	600463.SS	G Airport Park	721,000,000	90,029,344	5.15	0.0339%	Real Estate
389	600466.SS	Dikang Pharmaceu	537,628,000	67,132,172	4.22	0.0424%	Manufacturing—Medicine and Biological Products
390	600467.SS	Homey Aquatic	1,398,600,000	174,639,446	7.77	0.0509%	Agriculture, Forestry, Fishing and Hunting
391	600468.SS	G Benefo	839,520,000	104,828,620	4.77	0.0562%	Manufacturing—Machinery, Equipment and Meters
392	600469.SS	G Aeolus Tyre	1,333,650,000	166,529,313	5.23	0.0903%	Manufacturing—Machinery, Equipment and Meters
393	600470.SS	Liuguo Chemical	1,165,600,000	145,545,358	6.2	0.0678%	Manufacturing—Petroleum, Chemical Product, Plast
394	600472.SS	G Baotou Alumin	2,279,990,000	284,696,260	5.29	0.1543%	Manufacturing—Metals and Non-metallic Mineral Pr
395	600475.SS	Huaguang Boiler	1,991,680,000	248,695,761	7.78	0.0814%	Manufacturing—Machinery, Equipment and Meters
396	600476.SS	Copote Tech	651,507,500	81,352,001	6.31	0.0297%	Information Technology
397	600477.SS	G Hangxiao Steel	747,672,979	93,359,927	3.02	0.0895%	Construction
398	600478.SS	Lyrun Material	624,672,527	78,001,190	5.05	0.0339%	Manufacturing—Electrical Equipment
399	600479.SS	G Qianjin	1,082,760,000	135,201,349	12.89	0.0261%	Manufacturing—Medicine and Biological Products
400	600480.SS	G Lingyun Ind	998,400,000	124,667,541	3.2	0.0997%	Manufacturing—Petroleum, Chemical Product, Plast
401	600481.SS	G Shuangliang	1,058,760,000	132,204,533	3.46	0.0882%	Manufacturing—Machinery, Equipment and Meters
402	600482.SS	G Fengfan	1,379,940,000	172,309,421	6.33	0.0902%	Manufacturing—Machinery, Equipment and Meters
403	600483.SS	Nanfang Textile	586,583,549	73,245,121	3.05	0.0678%	Manufacturing—Textile, Apparel and Leather
404	600485.SS	G Zhongchuang	903,137,520	112,772,369	6.61	0.0427%	Information Technology
405	600486.SS	Yangnong Chem	899,000,000	112,255,728	8.99	0.0254%	Manufacturing—Petroleum, Chemical Product, Plast
406	600487.SS	G Hengtong	943,377,600	117,797,041	7.48	0.0430%	Information Technology
407	600488.SS	G Tianyao	1,412,738,317	176,404,860	5.61	0.0645%	Manufacturing—Medicine and Biological Products
408	600489.SS	Zhongjin Gold	4,877,600,000	609,052,881	17.42	0.0848%	Mining
409	600490.SS	Shanghai Synica	386,080,000	48,208,778	5.08	0.0254%	Manufacturing—Petroleum, Chemical Product, Plast
410	600491.SS	G Long Yuan	1,710,720,000	213,613,036	7.04	0.0668%	Construction
411	600493.SS	G Fengzhu	612,000,000	76,418,805	3.6	0.0636%	Manufacturing—Textile, Apparel and Leather
412	600495.SS	G Jinxi	900,462,500	112,438,347	8.75	0.0454%	Manufacturing—Machinery, Equipment and Meters
413	600496.SS	G Jinggong Steel	787,600,000	98,345,508	7.16	0.0417%	Manufacturing—Machinery, Equipment and Meters
414	600497.SS	Yunnan Chihong	3,020,800,000	377,199,226	18.88	0.0593%	Mining
415	600498.SS	G Fiberhome Tele	2,665,000,000	332,771,430	6.5	0.1104%	Information Technology

416	600499.SS	Keda Dynamo	771,435,000	96,327,028	7.75	0.0305%	Manufacturing—Machinery, Equipment and Meters
417	600500.SS	G Sinochem	5,294,890,688	661,158,855	4.21	0.4034%	Wholesale and Retail Trade
418	600501.SS	G Aerosun Corp	1,954,063,560	243,998,696	6.52	0.1221%	Manufacturing—Machinery, Equipment and Meters
419	600502.SS	Anhui Water	625,560,000	78,112,006	4.01	0.0639%	Construction
420	600503.SS	Xinzhi Tech	350,900,000	43,815,946	3.19	0.0339%	Information Technology
421	600505.SS	Xichang Power	840,510,000	104,952,238	2.83	0.0881%	Electricity, Gas and Water Supply
422	600506.SS	Koerle Pear	510,390,000	63,731,036	3.18	0.0424%	Agriculture, Forestry, Fishing and Hunting
423	600507.SS	G Changli	708,500,000	88,468,502	2.18	0.1488%	Manufacturing—Machinery, Equipment and Meters
424	600508.SS	G SH Energy	4,076,129,520	508,975,404	5.64	0.0933%	Mining
425	600509.SS	Tianfu Thermo	1,242,774,750	155,181,963	4.9	0.0763%	Electricity, Gas and Water Supply
426	600510.SS	G Black Peony	1,547,448,924	193,225,813	3.53	0.1613%	Manufacturing—Textile, Apparel and Leather
427	600511.SS	China National	1,020,110,000	127,378,410	7.67	0.0449%	Wholesale and Retail Trade
428	600512.SS	Tengda Constr	910,490,435	113,690,508	5.7	0.0509%	Construction
429	600513.SS	G Lianhuan Pharm	408,000,000	50,945,870	6.8	0.0229%	Manufacturing—Medicine and Biological Products
430	600515.SS	First Investment	326,387,552	40,755,142	1.34	0.1102%	Wholesale and Retail Trade
431	600516.SS	Lanzhou Hailong	624,000,000	77,917,213	3.12	0.0678%	Manufacturing—Metals and Non-metallic Mineral Pr
432	600517.SS	G Zhixin Elect	838,215,000	104,665,668	5.25	0.0424%	Manufacturing—Machinery, Equipment and Meters
433	600518.SS	G Kangmei	1,128,906,000	140,963,476	10.63	0.0286%	Manufacturing—Medicine and Biological Products
434	600519.SS	Kweichow Moutai	29,385,213,000	3,669,253,044	62.27	0.1144%	Manufacturing—Food and Beverages
435	600520.SS	Trinity Tech	458,942,400	57,306,911	4.06	0.0381%	Manufacturing—Machinery, Equipment and Meters
436	600521.SS	G Huahai	2,520,180,000	314,688,144	10.77	0.0868%	Manufacturing—Medicine and Biological Products
437	600522.SS	Zhongtian Tech	904,065,400	112,888,231	4.34	0.0593%	Information Technology
438	600523.SS	Guihang Auto	591,800,000	73,896,485	2.69	0.0593%	Manufacturing—Machinery, Equipment and Meters
439	600525.SS	G Changyuan	1,145,705,400	143,061,173	11.51	0.0282%	Manufacturing—Others
440	600526.SS	G Feida Environ	718,200,000	89,679,715	5.13	0.0617%	Manufacturing—Machinery, Equipment and Meters
441	600527.SS	G Jiangnan Fiber	504,000,000	62,933,134	3.5	0.0595%	Manufacturing—Petroleum, Chemical Product, Plast
442	600528.SS	G China Railway	2,070,500,000	258,537,804	5.05	0.1287%	Construction
443	600529.SS	G Pharm Glass	1,079,125,538	134,747,523	4.85	0.1311%	Manufacturing—Metals and Non-metallic Mineral Pr
444	600530.SS	G Jiaoda Onlly	1,154,400,000	144,146,844	4.81	0.0509%	Manufacturing—Medicine and Biological Products
445	600531.SS	G Yuguang	1,303,416,904	162,754,187	5.71	0.0927%	Manufacturing—Metals and Non-metallic Mineral Pr
446	600532.SS	Huayang Tech	460,980,000	57,561,341	3.94	0.0441%	Manufacturing—Petroleum, Chemical Product, Plast
447	600533.SS	G Chixia Develop	2,370,900,000	296,047,949	11.29	0.0651%	Real Estate
448	600535.SS	G Tianjin Tasly	3,172,050,000	396,085,409	11.13	0.0820%	Manufacturing—Medicine and Biological Products
449	600536.SS	China Software	1,651,470,816	206,214,749	10.9	0.0458%	Information Technology
450	600537.SS	G Haitong	697,003,020	87,032,905	3.03	0.0771%	Manufacturing—Food and Beverages
451	600538.SS	G Gofar	588,348,000	73,465,443	2.95	0.1074%	Manufacturing—Medicine and Biological Products
452	600539.SS	Lionhead Cement	742,900,000	92,763,938	3.23	0.0746%	Manufacturing—Metals and Non-metallic Mineral Pr
453	600540.SS	Xinjiang Sayram	919,800,000	114,852,969	5.11	0.0509%	Agriculture, Forestry, Fishing and Hunting

454	600543.SS	Gansu Mogao	624,184,000	77,940,189	4.51	0.0475%	Manufacturing—Food and Beverages
455	600545.SS	G Urban Const	529,785,396	66,152,887	3.3	0.0687%	Construction
456	600546.SS	China Petro Chem	920,700,000	114,965,349	8.37	0.0339%	Construction
457	600547.SS	G Shandong Gold	3,192,000,000	398,576,512	19.95	0.0636%	Mining
458	600548.SS	G SZ Expressway	7,928,863,901	990,056,053	3.5	0.1846%	Transportation and Storage
459	600549.SS	G Xiamen Tungst	5,620,800,000	701,854,280	23.42	0.0656%	Manufacturing—Metals and Non-metallic Mineral Pr
460	600550.SS	G Tianwei	5,903,700,000	737,179,247	17.89	0.1068%	Manufacturing—Machinery, Equipment and Meters
461	600551.SS	USTC Chuangxin	432,750,000	54,036,336	5.77	0.0212%	Manufacturing—Electrical Equipment
462	600552.SS	Fangxing Science	362,700,000	45,289,380	3.1	0.0441%	Manufacturing—Metals and Non-metallic Mineral Pr
463	600553.SS	G Taihang Cement	710,600,000	88,730,724	1.87	0.1579%	Manufacturing—Metals and Non-metallic Mineral Pr
464	600555.SS	G Matsuoka	1,505,463,960	187,983,263	3.51	0.0927%	Manufacturing—Textile, Apparel and Leather
465	600556.SS	G Beisheng Pharm	1,141,864,880	142,581,617	3.76	0.1918%	Manufacturing—Medicine and Biological Products
466	600557.SS	G Kanion	1,081,495,800	135,043,491	6.93	0.0726%	Manufacturing—Medicine and Biological Products
467	600558.SS	Atlantic	662,400,000	82,712,118	5.52	0.0381%	Manufacturing—Metals and Non-metallic Mineral Pr
468	600559.SS	Yufeng Industry	588,000,000	73,421,989	4.2	0.0339%	Manufacturing—Food and Beverages
469	600560.SS	Beijing AriTime	589,430,140	73,600,567	5.93	0.0331%	Manufacturing—Machinery, Equipment and Meters
470	600561.SS	Jiangxi Changyun	748,467,720	93,459,165	4.03	0.0719%	Transportation and Storage
471	600562.SS	Gaochun Ceramic	429,696,292	53,655,028	5.11	0.0266%	Manufacturing—Metals and Non-metallic Mineral Pr
472	600563.SS	Faratronic	2,515,500,000	314,103,765	11.18	0.0636%	Manufacturing—Electrical Equipment
473	600565.SS	G Dima Industry	725,600,000	90,603,734	9.07	0.0214%	Manufacturing—Machinery, Equipment and Meters
474	600566.SS	Hongcheng Mach	483,701,400	60,398,502	4.55	0.0373%	Manufacturing—Machinery, Equipment and Meters
475	600567.SS	Shan Ying Paper	1,042,863,295	130,219,554	3.85	0.1444%	Manufacturing—Paper and Printing
476	600568.SS	Qianjiang Pharma	410,930,400	51,311,781	3.76	0.0457%	Manufacturing—Medicine and Biological Products
477	600569.SS	Anyang Steel	4,944,676,703	617,428,570	2.45	0.6040%	Manufacturing—Metals and Non-metallic Mineral Pr
478	600570.SS	G Handsome	561,000,000	70,050,571	5.5	0.0303%	Information Technology
479	600571.SS	G Sunyard	695,907,840	86,896,153	4.65	0.0539%	Information Technology
480	600572.SS	G Conba	843,780,000	105,360,554	6.15	0.0448%	Manufacturing—Medicine and Biological Products
481	600573.SS	Huiquan Brewage	1,452,500,000	181,369,795	5.81	0.0534%	Manufacturing—Food and Beverages
482	600575.SS	Wuhu Port	831,386,000	103,812,949	7.01	0.0381%	Transportation and Storage
483	600576.SS	Wuxi Qingfeng	564,810,630	70,526,394	2.91	0.0509%	Manufacturing—Textile, Apparel and Leather
484	600577.SS	Tongling Jingda	730,080,000	91,163,139	6.76	0.0305%	Manufacturing—Machinery, Equipment and Meters
485	600578.SS	G Jingneng Therm	2,425,312,800	302,842,330	4.23	0.1136%	Electricity, Gas and Water Supply
486	600579.SS	Yellowsea Rubber	641,520,000	80,104,889	2.97	0.0610%	Manufacturing—Petroleum, Chemical Product, Plast
487	600580.SS	G Wolong	1,180,071,690	147,352,399	6.76	0.0641%	Manufacturing—Machinery, Equipment and Meters
488	600581.SS	G Ba Yi Steel	1,833,581,683	228,954,446	3.11	0.2095%	Manufacturing—Metals and Non-metallic Mineral Pr
489	600582.SS	Tiandi Tech	2,429,544,000	303,370,669	11.98	0.0573%	Manufacturing—Machinery, Equipment and Meters
490	600583.SS	G Offshore Oil	12,830,400,000	1,602,097,771	32.4	0.1074%	Mining
491	600584.SS	G Changjiang Ele	1,863,811,040	232,729,105	6.37	0.0985%	Manufacturing—Electrical Equipment

492	600585.SS	G Anhui Conch	13,052,948,129	1,629,886,761	9.89	0.1696%	Manufacturing—Metals and Non-metallic Mineral Pr
493	600586.SS	G Jinjing	1,051,936,275	131,352,472	5.57	0.0752%	Manufacturing—Metals and Non-metallic Mineral Pr
494	600587.SS	Xinhua Medical	506,338,000	63,225,073	5.9	0.0342%	Manufacturing—Machinery, Equipment and Meters
495	600588.SS	G UFIDA Software	3,592,512,000	448,587,376	20.79	0.0549%	Information Technology
496	600589.SS	G Rongtai	860,160,000	107,405,881	4.48	0.0549%	Manufacturing—Metals and Non-metallic Mineral Pr
497	600590.SS	G Tellhow	854,641,408	106,716,789	5.67	0.0509%	Manufacturing—Machinery, Equipment and Meters
498	600591.SS	G SH Airlines	2,552,340,000	318,703,877	2.36	0.3306%	Transportation and Storage
499	600592.SS	G Longxi Bearing	1,363,500,000	170,256,602	9.09	0.0551%	Manufacturing—Machinery, Equipment and Meters
500	600593.SS	Dalian Shengya	494,960,000	61,804,333	5.38	0.0271%	Social Services
501	600594.SS	G Yibai	1,219,668,000	152,296,685	15.17	0.0265%	Manufacturing—Medicine and Biological Products
502	600595.SS	G Zhongfu	1,049,401,588	131,035,973	4.59	0.1017%	Manufacturing—Metals and Non-metallic Mineral Pr
503	600596.SS	Xinan Chemical	3,011,716,421	376,064,984	13.21	0.0875%	Manufacturing—Petroleum, Chemical Product, Plast
504	600597.SS	Bright Dairy	5,344,908,833	667,404,487	5.13	0.2035%	Manufacturing—Food and Beverages
505	600598.SS	G HLJ Agriclture	5,850,765,360	730,569,440	3.58	0.4090%	Agriculture, Forestry, Fishing and Hunting
506	600599.SS	Liuyang Firework	468,720,000	58,527,814	3.72	0.0336%	Manufacturing—Petroleum, Chemical Product, Plast
507	600600.SS	Tsingtao Brewery	13,598,892,497	1,698,057,376	9.64	0.1696%	Manufacturing—Food and Beverages
508	600601.SS	Yanzhong Ind	3,270,406,484	408,366,921	3.37	0.8227%	Information Technology
509	600602.SS	G SVA Electron	2,920,729,684	364,703,713	3.45	0.3531%	Manufacturing—Electrical Equipment
510	600603.SS	Xingye Housing	426,265,805	53,226,672	2.19	0.1650%	Real Estate
511	600604.SS	Erfangji	1,336,960,882	166,942,734	2.89	0.0815%	Manufacturing—Machinery, Equipment and Meters
512	600605.SS	Light Industry	1,380,961,440	172,436,966	6.57	0.0203%	Manufacturing—Machinery, Equipment and Meters
513	600606.SS	Jinfeng Invest	1,318,052,965	164,581,752	4.7	0.1059%	Conglomerates
514	600607.SS	Shanghai United	2,347,884,609	293,174,079	7.66	0.1127%	Conglomerates
515	600608.SS	Shanghai Tech	934,340,028	116,668,543	3.7	0.1438%	Manufacturing—Metals and Non-metallic Mineral Pr
516	600609.SS	Jinbei Automot	1,737,340,740	216,937,097	1.59	0.3086%	Manufacturing—Machinery, Equipment and Meters
517	600610.SS	China Textile	1,151,778,549	143,819,510	4.15	0.0218%	Manufacturing—Machinery, Equipment and Meters
518	600611.SS	Dazhong Trans	3,572,701,163	446,113,650	6.37	0.1207%	Social Services
519	600612.SS	G First Pencil	1,292,715,663	161,417,951	6.77	0.0333%	Manufacturing—Others
520	600613.SS	Wingsung Data	948,611,216	118,450,548	7.76	0.0077%	Transmission and Culture
521	600614.SS	Sanjiu Develop	538,252,337	67,210,131	6.2	0.0071%	Manufacturing—Petroleum, Chemical Product, Plast
522	600615.SS	Shanghai Fenghwa	669,353,007	83,580,322	4.45	0.0394%	Manufacturing—Food and Beverages
523	600616.SS	G Provisions	3,774,402,635	471,299,574	12.39	0.0929%	Wholesale and Retail Trade
524	600617.SS	Lian Hua Fibre	632,064,866	78,924,251	5.04	0.0076%	Manufacturing—Petroleum, Chemical Product, Plast
525	600618.SS	G Chlor Alkali	4,593,993,043	573,639,638	4.91	0.0337%	Manufacturing—Petroleum, Chemical Product, Plast
526	600619.SS	G Highly	2,709,352,458	338,309,603	7.69	0.0279%	Manufacturing—Machinery, Equipment and Meters
527	600620.SS	G Tianchen Co	835,537,186	104,331,296	2.61	0.0819%	Conglomerates
528	600621.SS	G Jinling	1,519,838,818	189,778,213	2.9	0.2492%	Information Technology
529	600622.SS	G SH Jiabao	1,064,465,706	132,916,989	3.19	0.0977%	Conglomerates

530	600623.SS	Tyre Rubber	6,573,549,615	820,821,579	8.92	0.0194%	Manufacturing—Petroleum, Chemical Product, Plast
531	600624.SS	Fudan Forward	1,146,125,498	143,113,629	4.35	0.1371%	Conglomerates
532	600626.SS	G Shenda	1,302,111,830	162,591,226	2.75	0.2218%	Manufacturing—Textile, Apparel and Leather
533	600627.SS	Shanghai Power	6,588,520,511	822,690,955	12.72	0.0432%	Manufacturing—Machinery, Equipment and Meters
534	600628.SS	G New World	3,593,113,330	448,662,462	7.77	0.2496%	Wholesale and Retail Trade
535	600629.SS	Lengguang Ind	178,625,566	22,304,497	1.18	0.0490%	Manufacturing—Metals and Non-metallic Mineral Pr
536	600630.SS	G Sh Dragon Head	1,244,844,479	155,440,404	2.93	0.2155%	Manufacturing—Textile, Apparel and Leather
537	600631.SS	Shanghai Bailian	6,518,081,586	813,895,434	5.92	0.2772%	Wholesale and Retail Trade
538	600633.SS	SH Whitecat	1,056,753,143	131,953,942	6.95	0.0112%	Manufacturing—Machinery, Equipment and Meters
539	600634.SS	Shanghai Hainiao	480,512,129	60,000,266	5.51	0.0337%	Real Estate
540	600635.SS	Shanghai Dazhong	2,470,925,858	308,537,911	3.48	0.3629%	Conglomerates
541	600636.SS	3F New Materials	2,799,675,836	349,588,042	11.53	0.0908%	Manufacturing—Petroleum, Chemical Product, Plast
542	600637.SS	G SVA Info	3,165,296,003	395,242,056	3.51	0.2300%	Information Technology
543	600638.SS	Huangpu Estate	2,906,829,458	362,968,029	5.18	0.1442%	Real Estate
544	600639.SS	G Jinqiao	5,424,905,902	677,393,507	6.93	0.1622%	Real Estate
545	600640.SS	Satcom Guomai	2,075,089,042	259,110,825	5.17	0.0516%	Transmission and Culture
546	600641.SS	Cosco Dev	2,620,015,930	327,154,390	5.85	0.1518%	Real Estate
547	600642.SS	G Shenergy	14,120,566,184	1,763,197,376	5.25	0.6899%	Electricity, Gas and Water Supply
548	600643.SS	Shanghai AJ Corp	2,022,420,162	252,534,203	4.39	0.2614%	Finance and Insurance
549	600644.SS	Leshan Elect	905,091,491	113,016,357	3.63	0.1092%	Electricity, Gas and Water Supply
550	600645.SS	Met Group	735,082,296	91,787,763	2.94	0.0832%	Manufacturing—Textile, Apparel and Leather
551	600647.SS	Shanghai Tongda	489,143,095	61,077,992	9.14	0.0178%	Conglomerates
552	600648.SS	G Wai Gaoqiao	3,709,960,213	463,252,821	5.61	0.0637%	Real Estate
553	600649.SS	Raw Water Sup	11,212,150,333	1,400,031,258	5.95	0.4755%	Electricity, Gas and Water Supply
554	600650.SS	G Jin Jiang Inv	3,687,894,694	460,497,558	7.23	0.0479%	Social Services
555	600651.SS	Feilo Acoustics	3,415,377,573	426,469,073	6.71	0.4315%	Conglomerates
556	600652.SS	Shanghai Ace	1,406,139,338	175,580,863	3.61	0.3302%	Conglomerates
557	600653.SS	SH Shenhua	2,503,145,121	312,561,044	1.72	1.2338%	Conglomerates
558	600654.SS	G Feilo	1,683,746,233	210,244,894	2.23	0.5620%	Information Technology
559	600655.SS	Yuyuan Tourist	3,350,400,876	418,355,607	7.2	0.1264%	Wholesale and Retail Trade
560	600656.SS	Huayuan Pharma	457,749,176	57,157,917	3.05	0.0696%	Manufacturing—Petroleum, Chemical Product, Plast
561	600657.SS	Jade Bird Sci	706,282,971	88,191,668	2.32	0.1484%	Information Technology
562	600658.SS	C W Technology	546,165,589	68,198,238	3.27	0.0806%	Information Technology
563	600660.SS	G Fujian Glass	5,868,749,953	732,815,128	5.86	0.3597%	Manufacturing—Metals and Non-metallic Mineral Pr
564	600661.SS	G Jiaoda Nanyang	1,203,580,397	150,287,869	6.93	0.0350%	Conglomerates
565	600662.SS	Qiangsheng Hold	2,822,354,590	352,419,878	4.51	0.2839%	Social Services
566	600663.SS	G Lujiazui	14,864,073,697	1,856,037,173	8.64	0.1837%	Real Estate
567	600664.SS	Harbin Pharm	6,868,290,266	857,625,057	5.53	0.6869%	Manufacturing—Medicine and Biological Products

568	600665.SS	Tunefulhome	3,010,026,782	375,854,003	4.18	0.1246%	Manufacturing—Metals and Non-metallic Mineral Pr
569	600666.SS	Southwest Medic	569,877,087	71,159,029	3.83	0.0536%	Manufacturing—Medicine and Biological Products
570	600667.SS	Taiji Indust	763,451,979	95,330,209	2.07	0.1608%	Manufacturing—Petroleum, Chemical Product, Plast
571	600668.SS	Zhejiangjianfeng	887,736,276	110,849,257	2.58	0.1596%	Manufacturing—Metals and Non-metallic Mineral Pr
572	600671.SS	Tian Mu Pharm	438,403,986	54,742,335	3.6	0.0538%	Manufacturing—Medicine and Biological Products
573	600673.SS	G Yangzhiguang	532,280,255	66,464,413	4.2	0.0386%	Manufacturing—Machinery, Equipment and Meters
574	600674.SS	Chuantou Energy	1,699,317,242	212,189,204	4.4	0.1312%	Manufacturing—Metals and Non-metallic Mineral Pr
575	600675.SS	G China Enter	4,219,603,337	526,890,596	6.05	0.3511%	Real Estate
576	600676.SS	G Jiao Yun	956,324,105	119,413,636	2.83	0.1680%	Manufacturing—Machinery, Equipment and Meters
577	600677.SS	Aerospace Comm	1,373,185,619	171,466,020	4.21	0.1448%	Manufacturing—Textile, Apparel and Leather
578	600678.SS	Sich Golden Sum	628,182,000	78,439,408	2.7	0.0814%	Manufacturing—Metals and Non-metallic Mineral Pr
579	600679.SS	G Phoenix	875,771,716	109,355,275	3.09	0.0404%	Manufacturing—Machinery, Equipment and Meters
580	600680.SS	Shanghai P T	1,906,005,234	237,997,782	8.24	0.0229%	Information Technology
581	600681.SS	Winowner Group	260,085,038	32,476,124	1.25	0.0920%	Transmission and Culture
582	600682.SS	Nanjing Dept	1,742,676,157	217,603,316	7.57	0.1296%	Wholesale and Retail Trade
583	600683.SS	Yintai Hold	810,962,677	101,262,743	4.07	0.0762%	Wholesale and Retail Trade
584	600684.SS	G Pearl River	682,693,763	85,246,146	3.65	0.0848%	Real Estate
585	600685.SS	Guangzhou Ship	2,700,879,392	337,251,594	5.78	0.1072%	Manufacturing—Machinery, Equipment and Meters
586	600686.SS	G King Long Moto	1,483,357,226	185,222,854	9.79	0.0635%	Manufacturing—Machinery, Equipment and Meters
587	600687.SS	Zhejiang Hsd Ind	552,199,895	68,951,726	5.02	0.0358%	Information Technology
588	600688.SS	Shanghai Pechem	40,331,777,964	5,036,121,367	6.01	0.6104%	Manufacturing—Petroleum, Chemical Product, Plast
589	600689.SS	Sanmao Textiles	669,860,592	83,643,703	3.69	0.0581%	Manufacturing—Textile, Apparel and Leather
590	600690.SS	Qingdao Haier	6,185,762,427	772,399,629	5.17	0.5721%	Manufacturing—Machinery, Equipment and Meters
591	600691.SS	Dongxin Carbon	179,276,838	22,385,820	2.32	0.0282%	Manufacturing—Metals and Non-metallic Mineral Pr
592	600692.SS	G Yatong	797,661,835	99,601,902	3.32	0.1143%	Transportation and Storage
593	600693.SS	Fujian Dongbai	832,974,834	104,011,342	6.31	0.0613%	Wholesale and Retail Trade
594	600694.SS	Dashang Group	7,478,076,905	933,767,485	25.46	0.1456%	Wholesale and Retail Trade
595	600695.SS	Dajiang	1,311,866,342	163,809,245	3.02	0.0218%	Manufacturing—Food and Beverages
596	600696.SS	Linca Shanghai	786,706,421	98,233,929	2.31	0.0988%	Manufacturing—Metals and Non-metallic Mineral Pr
597	600697.SS	Eurasia Group	934,325,462	116,666,724	6.57	0.0715%	Wholesale and Retail Trade
598	600698.SS	Jinan Qingqi	1,543,210,889	192,696,621	1.76	0.2600%	Manufacturing—Machinery, Equipment and Meters
599	600699.SS	Liaoyuan Deheng	406,734,925	50,787,903	2.19	0.0801%	Manufacturing—Petroleum, Chemical Product, Plast
600	600701.SS	Gong Da Hi Tech	975,513,814	121,809,804	3.01	0.1481%	Conglomerates
601	600702.SS	G Tuopai Indust	1,312,097,000	163,838,047	3.89	0.1751%	Manufacturing—Food and Beverages
602	600703.SS	Tianyi Tech	217,519,964	27,161,137	1.82	0.0497%	Manufacturing—Petroleum, Chemical Product, Plast
603	600704.SS	G Zhongda Group	1,109,266,121	138,511,097	2.96	0.1910%	Wholesale and Retail Trade
604	600705.SS	Beiya Industrial	1,636,109,287	204,296,596	1.67	0.4564%	Conglomerates
605	600706.SS	Chang An Inform	411,340,507	51,362,990	4.71	0.0318%	Information Technology

606	600707.SS	Irico Display	1,162,370,688	145,142,122	2.76	0.1218%	Information Technology
607	600708.SS	G Haibo	1,527,541,733	190,740,055	4.28	0.1487%	Conglomerates
608	600710.SS	Changlin Co Ltd	1,052,699,994	131,447,836	3.19	0.1261%	Manufacturing—Machinery, Equipment and Meters
609	600711.SS	Eagle Group	356,727,600	44,543,622	5.91	0.0128%	Conglomerates
610	600712.SS	Nanning Dep	519,372,480	64,852,654	3.59	0.0536%	Wholesale and Retail Trade
611	600713.SS	Nanjing Medical	928,566,222	115,947,584	4.78	0.0704%	Manufacturing—Medicine and Biological Products
612	600714.SS	Shanchuan	914,681,250	114,213,804	6.06	0.0341%	Manufacturing—Metals and Non-metallic Mineral Pr
613	600715.SS	Songliao Auto	275,834,880	34,442,765	1.23	0.0859%	Manufacturing—Machinery, Equipment and Meters
614	600716.SS	Yaohua Glass	1,187,006,402	148,218,318	2.13	0.1428%	Manufacturing—Metals and Non-metallic Mineral Pr
615	600717.SS	G Tianjin Port	8,359,809,350	1,043,867,060	5.77	0.5621%	Transportation and Storage
616	600718.SS	G SY Neusoft	2,468,331,321	308,213,938	8.77	0.0960%	Information Technology
617	600719.SS	Dalian Power	770,762,238	96,243,022	3.81	0.0645%	Electricity, Gas and Water Supply
618	600720.SS	Qilianshan	890,780,247	111,229,350	2.25	0.1798%	Manufacturing—Metals and Non-metallic Mineral Pr
619	600721.SS	Baihuacun	246,481,950	30,777,543	2.6	0.0394%	Wholesale and Retail Trade
620	600722.SS	Cangzhou Chem	1,142,048,200	142,604,508	2.71	0.0975%	Manufacturing—Petroleum, Chemical Product, Plast
621	600723.SS	Xidan Market	1,479,082,117	184,689,033	3.61	0.1576%	Wholesale and Retail Trade
622	600724.SS	Ningbo Fuda	2,401,190,761	299,830,275	6.59	0.1335%	Manufacturing—Machinery, Equipment and Meters
623	600725.SS	G Yunnan Yunwei	712,800,000	89,005,432	4.32	0.0644%	Manufacturing—Petroleum, Chemical Product, Plast
624	600726.SS	Huadian Energy	3,104,519,174	387,653,015	3.16	0.1649%	Electricity, Gas and Water Supply
625	600727.SS	Lubei Chemical	1,668,920,000	208,393,582	4.4	0.1289%	Manufacturing—Petroleum, Chemical Product, Plast
626	600728.SS	Suntek Tech	680,749,189	85,003,333	3.27	0.0688%	Agriculture, Forestry, Fishing and Hunting
627	600729.SS	Chongqing Dep	1,713,600,000	213,972,654	8.4	0.0432%	Wholesale and Retail Trade
628	600730.SS	China High Tech	997,315,204	124,532,085	4.08	0.0648%	Conglomerates
629	600731.SS	G Hunan Haili	602,338,130	75,212,353	2.35	0.1094%	Manufacturing—Petroleum, Chemical Product, Plast
630	600732.SS	G Xinmei	1,051,480,144	131,295,517	4.24	0.0893%	Manufacturing—Machinery, Equipment and Meters
631	600733.SS	Qian Feng Elec	679,695,840	84,871,804	3.44	0.0641%	Information Technology
632	600734.SS	Star Computer	664,445,365	82,967,518	1.89	0.1125%	Information Technology
633	600735.SS	Shandong Lanling	425,735,574	53,160,464	2.75	0.0708%	Manufacturing—Food and Beverages
634	600736.SS	G Suzhou Hi-Tech	2,387,993,400	298,182,356	5.22	0.1715%	Real Estate
635	600737.SS	Xinjiang Tunhe	2,763,222,495	345,036,211	3.43	0.3444%	Manufacturing—Metals and Non-metallic Mineral Pr
636	600738.SS	Lanzhou Minbai	567,241,030	70,829,872	2.42	0.1113%	Wholesale and Retail Trade
637	600739.SS	G Cheng Da	2,013,730,243	251,449,116	4.04	0.1940%	Wholesale and Retail Trade
638	600740.SS	Shanxi Coking	1,557,888,000	194,529,313	7.68	0.0716%	Manufacturing—Petroleum, Chemical Product, Plast
639	600741.SS	G Shanghai Bashi	2,134,779,864	266,564,258	2.94	0.3703%	Social Services
640	600742.SS	FAW Sihuan	706,488,156	88,217,289	3.34	0.0875%	Manufacturing—Machinery, Equipment and Meters
641	600743.SS	Xingfu Indust	685,032,000	85,538,116	2.19	0.0663%	Conglomerates
642	600744.SS	Huayin Electric	1,900,100,160	237,260,431	2.67	0.2444%	Electricity, Gas and Water Supply
643	600745.SS	Hubei Tianhua	217,923,364	27,211,508	1.79	0.0396%	Manufacturing—Textile, Apparel and Leather

644	600746.SS	Jiangsu Sopo	870,236,924	108,664,160	2.84	0.0746%	Manufacturing—Petroleum, Chemical Product, Plast
645	600747.SS	Daxian Company	1,593,656,942	198,995,685	2.05	0.3041%	Information Technology
646	600748.SS	G SH Develop	2,455,924,068	306,664,677	4.18	0.1757%	Manufacturing—Metals and Non-metallic Mineral Pr
647	600749.SS	G Tibet Shendi	564,800,000	70,525,067	7.06	0.0265%	Social Services
648	600750.SS	Jiangzhong Pharm	1,049,084,160	130,996,336	7.18	0.0529%	Manufacturing—Medicine and Biological Products
649	600751.SS	Tianjin Marine	998,787,184	124,715,887	2.42	0.0879%	Electricity, Gas and Water Supply
650	600753.SS	Bingxiong	403,200,000	50,346,507	3.15	0.0271%	Manufacturing—Machinery, Equipment and Meters
651	600754.SS	G Jinjiang Hotel	4,637,931,394	579,126,103	7.87	0.1092%	Social Services
652	600755.SS	Xiamen Trade	1,886,498,629	235,562,044	5.29	0.1938%	Wholesale and Retail Trade
653	600756.SS	Langchao Soft	1,618,592,539	202,109,326	8.71	0.0757%	Information Technology
654	600757.SS	Worldbest Develo	1,199,246,337	149,746,686	2.54	0.1190%	Manufacturing—Textile, Apparel and Leather
655	600758.SS	Liaoning Jindi	575,118,720	71,813,538	3.6	0.0522%	Construction
656	600759.SS	Hainan Overseas	269,032,046	33,593,313	1.29	0.0586%	Conglomerates
657	600760.SS	Shandong Heibao	483,218,285	60,338,176	1.77	0.1116%	Manufacturing—Machinery, Equipment and Meters
658	600761.SS	G Heli	2,532,374,435	316,210,830	8.25	0.1510%	Manufacturing—Machinery, Equipment and Meters
659	600762.SS	Jinli Technology	116,230,400	14,513,380	1.1	0.0367%	Agriculture, Forestry, Fishing and Hunting
660	600763.SS	Beijing Zhongyan	455,308,800	56,853,193	2.84	0.0342%	Manufacturing—Textile, Apparel and Leather
661	600764.SS	G CEC Corecast	1,190,314,412	148,631,381	3.61	0.1170%	Manufacturing—Petroleum, Chemical Product, Plast
662	600765.SS	Liyuan Hydraulic	640,654,640	79,996,833	5.77	0.0292%	Manufacturing—Machinery, Equipment and Meters
663	600766.SS	Yantai Hualian	350,889,302	43,814,610	2.05	0.0510%	Wholesale and Retail Trade
664	600767.SS	Winsan Indus	845,705,251	105,600,955	2.48	0.0820%	Real Estate
665	600768.SS	Ningbo Fubang	872,031,744	108,888,274	6.52	0.0327%	Transportation and Storage
666	600769.SS	Xianglong Power	1,074,353,280	134,151,624	3.08	0.0741%	Electricity, Gas and Water Supply
667	600770.SS	G Zongyi	2,322,000,000	289,941,937	8.6	0.0839%	Conglomerates
668	600771.SS	Topsun Sci Tech	925,090,452	115,513,573	4.95	0.0420%	Manufacturing—Metals and Non-metallic Mineral Pr
669	600772.SS	Long Champ	560,701,440	70,013,291	1.95	0.0771%	Transportation and Storage
670	600773.SS	Tibet Jinzhu	376,889,821	47,061,225	2.09	0.0588%	Wholesale and Retail Trade
671	600774.SS	Hangshang Group	688,481,677	85,968,868	6.31	0.0339%	Wholesale and Retail Trade
672	600775.SS	Nanjing Panda	2,929,644,232	365,816,849	5.92	0.0492%	Information Technology
673	600776.SS	Eastern Comms	1,680,386,875	209,825,420	2.95	0.1000%	Information Technology
674	600777.SS	Xinchao Indust	1,122,516,941	140,165,692	3.26	0.1736%	Manufacturing—Textile, Apparel and Leather
675	600778.SS	Xinjiang Friend	878,405,613	109,684,162	2.82	0.1452%	Wholesale and Retail Trade
676	600779.SS	G Quanxing	2,213,112,012	276,345,385	4.53	0.2076%	Manufacturing—Food and Beverages
677	600780.SS	G Top Energy	2,077,599,528	259,424,303	2.38	0.5239%	Electricity, Gas and Water Supply
678	600781.SS	Minfeng	696,164,027	86,928,142	3.92	0.0429%	Manufacturing—Textile, Apparel and Leather
679	600782.SS	Xinhua Metal	730,373,014	91,199,727	3.78	0.0476%	Manufacturing—Metals and Non-metallic Mineral Pr
680	600783.SS	Luxin High-Tech	756,523,086	94,465,017	3.74	0.0550%	Manufacturing—Metals and Non-metallic Mineral Pr
681	600784.SS	Luyin Invest	648,080,939	80,924,135	2.61	0.1602%	Conglomerates

682	600785.SS	Xinhua Depart	887,962,275	110,877,477	8.63	0.0548%	Wholesale and Retail Trade
683	600786.SS	Dongfang Boiler	7,325,828,203	914,756,596	18.25	0.0870%	Manufacturing—Machinery, Equipment and Meters
684	600787.SS	G Zhongchu	2,575,812,795	321,634,862	4.15	0.2931%	Transportation and Storage
685	600789.SS	Lukang Pharm	1,194,087,224	149,102,482	2.9	0.1739%	Manufacturing—Medicine and Biological Products
686	600790.SS	Textile City	1,323,824,042	165,302,372	3.56	0.2138%	Conglomerates
687	600791.SS	Tianchuang Prop	536,679,000	67,013,673	4.17	0.0473%	Wholesale and Retail Trade
688	600792.SS	Yunnan Malong	653,845,500	81,643,941	5.18	0.0315%	Manufacturing—Metals and Non-metallic Mineral Pr
689	600793.SS	Yibin Paper	574,938,000	71,790,972	5.46	0.0284%	Manufacturing—Paper and Printing
690	600794.SS	Freetrade Tech	534,193,766	66,703,348	4.48	0.0425%	Manufacturing—Paper and Printing
691	600795.SS	GD Power	13,548,605,085	1,691,778,121	5.97	0.4992%	Electricity, Gas and Water Supply
692	600796.SS	Qianjiang	1,616,611,499	201,861,959	7.67	0.0645%	Manufacturing—Medicine and Biological Products
693	600797.SS	G Insigma	2,300,913,091	287,308,871	2.83	0.4291%	Manufacturing—Textile, Apparel and Leather
694	600798.SS	Ningbo Marine	2,032,143,750	253,748,361	3.97	0.1199%	Transportation and Storage
695	600800.SS	Tianjin Global	1,770,826,042	221,118,317	3.21	0.2219%	Manufacturing—Others
696	600801.SS	G Huaxin	1,853,203,920	231,404,623	5.84	0.0529%	Manufacturing—Metals and Non-metallic Mineral Pr
697	600802.SS	Fujian Cement	882,791,511	110,231,818	2.93	0.1139%	Manufacturing—Metals and Non-metallic Mineral Pr
698	600803.SS	Weiyuan Bio Chem	623,028,428	77,795,895	5.27	0.0560%	Manufacturing—Petroleum, Chemical Product, Plast
699	600804.SS	Dr. Peng Tech	364,993,056	45,575,708	3.13	0.0610%	Manufacturing—Metals and Non-metallic Mineral Pr
700	600805.SS	Yueda Investment	1,445,429,748	180,486,951	2.65	0.2624%	Conglomerates
701	600806.SS	Jiaoda High Tech	818,747,606	102,234,826	4.06	0.0509%	Manufacturing—Machinery, Equipment and Meters
702	600807.SS	Jinan Dep Store	268,722,792	33,554,697	2.49	0.0546%	Wholesale and Retail Trade
703	600808.SS	G Maanshan Iron	16,347,125,339	2,041,221,869	2.42	0.6816%	Manufacturing—Metals and Non-metallic Mineral Pr
704	600809.SS	Shanxi Fenjiu	6,099,901,034	761,678,346	14.09	0.0650%	Manufacturing—Food and Beverages
705	600810.SS	Shenma Industry	3,006,946,800	375,469,414	5.31	0.1200%	Manufacturing—Petroleum, Chemical Product, Plast
706	600811.SS	Orient Co Ltd	3,758,660,770	469,333,929	4.96	0.4496%	Conglomerates
707	600812.SS	N China Pharm	1,851,439,604	231,184,317	2.43	0.3978%	Manufacturing—Medicine and Biological Products
708	600814.SS	Hangzhou Jiebai	1,348,263,980	168,354,121	5.68	0.0860%	Wholesale and Retail Trade
709	600815.SS	G Xiamen Eng	1,289,817,603	161,056,078	2.87	0.1340%	Manufacturing—Machinery, Equipment and Meters
710	600816.SS	Anxin Trust	1,112,568,956	138,923,513	2.45	0.2261%	Finance and Insurance
711	600817.SS	G Hongsheng	1,005,069,128	125,500,297	10.15	0.0172%	Conglomerates
712	600818.SS	G Forever	1,676,801,885	209,377,772	7.38	0.0190%	Manufacturing—Machinery, Equipment and Meters
713	600819.SS	Yaohua Glass	2,657,673,219	331,856,555	3.83	0.0536%	Manufacturing—Metals and Non-metallic Mineral Pr
714	600820.SS	G SH Tunnel Eng	2,051,216,710	256,129,951	3.47	0.2937%	Construction
715	600821.SS	Tianjin Quanye	1,061,851,078	132,590,507	3.63	0.1234%	Wholesale and Retail Trade
716	600822.SS	G SH Trading	1,478,611,331	184,630,247	6.8	0.0147%	Wholesale and Retail Trade
717	600823.SS	Shanghai Shi Mao	1,649,202,322	205,931,488	4.65	0.1439%	Wholesale and Retail Trade
718	600824.SS	G Yimin	2,060,426,339	257,279,932	5.32	0.2011%	Wholesale and Retail Trade
719	600825.SS	Hualian Supermar	1,578,395,674	197,090,051	6.01	0.1049%	Wholesale and Retail Trade

720	600826.SS	G Lansheng	863,718,831	107,850,263	3.08	0.1129%	Wholesale and Retail Trade
721	600827.SS	Friendship	3,227,472,774	403,005,903	8.45	0.0913%	Wholesale and Retail Trade
722	600828.SS	Chengdu People's	1,015,740,130	126,832,756	5	0.0433%	Wholesale and Retail Trade
723	600829.SS	Sanjing Pharm	3,224,180,599	402,594,818	8.34	0.0825%	Manufacturing—Metals and Non-metallic Mineral Pr
724	600830.SS	Dahongying Ind	880,112,744	109,897,327	3.35	0.1305%	Wholesale and Retail Trade
725	600831.SS	G Broadcast & TV	1,258,121,548	157,098,277	8.95	0.0599%	Manufacturing—Machinery, Equipment and Meters
726	600832.SS	G Pearl	14,641,251,010	1,828,213,899	15.2	0.2607%	Conglomerates
727	600833.SS	No.1 Pharmacy	669,259,042	83,568,589	4.2	0.0407%	Manufacturing—Medicine and Biological Products
728	600834.SS	G Shentong Metro	2,988,410,725	373,154,864	6.26	0.1067%	Electricity, Gas and Water Supply
729	600835.SS	SH Mechanical	3,735,553,241	466,448,554	4.71	0.2282%	Manufacturing—Machinery, Equipment and Meters
730	600836.SS	G Jielong	858,924,938	107,251,662	7.69	0.0455%	Manufacturing—Paper and Printing
731	600837.SS	G Shanghai Urban	1,744,513,476	217,832,737	6.33	0.0763%	Wholesale and Retail Trade
732	600838.SS	G Join Buy	1,034,275,511	129,147,220	2.58	0.2170%	Wholesale and Retail Trade
733	600839.SS	Changhong Elec	9,327,751,229	1,164,731,377	4.31	0.8066%	Information Technology
734	600840.SS	Xinhu Venture	761,645,146	95,104,595	5.45	0.0546%	Wholesale and Retail Trade
735	600841.SS	Diesel Engine	2,720,249,424	339,670,278	7.79	0.0183%	Manufacturing—Machinery, Equipment and Meters
736	600842.SS	G Zhongxi Pharm	588,573,334	73,493,580	2.73	0.0714%	Manufacturing—Medicine and Biological Products
737	600843.SS	SGSB Group	1,325,323,226	165,489,571	4.77	0.0175%	Manufacturing—Machinery, Equipment and Meters
738	600844.SS	Daying Agricul	965,355,160	120,541,320	3.89	0.0235%	Agriculture, Forestry, Fishing and Hunting
739	600845.SS	Baosight	2,380,181,096	297,206,855	11.48	0.0112%	Information Technology
740	600846.SS	G Tongji Tech	901,010,728	112,506,803	3.24	0.1481%	Conglomerates
741	600847.SS	Chongqing Wanli	206,577,800	25,794,818	2.33	0.0338%	Manufacturing—Machinery, Equipment and Meters
742	600848.SS	Autom Instrument	1,106,303,700	138,141,187	3.22	0.0285%	Manufacturing—Machinery, Equipment and Meters
743	600849.SS	Shanghai Pharm	1,920,958,485	239,864,954	4.05	0.2425%	Manufacturing—Medicine and Biological Products
744	600850.SS	G E China Comp	579,796,785	72,397,676	3.39	0.0552%	Information Technology
745	600851.SS	G Haixin Group	2,665,467,308	332,829,782	2.58	0.4111%	Manufacturing—Textile, Apparel and Leather
746	600853.SS	Longjian	1,165,956,000	145,589,811	2.19	0.1395%	Construction
747	600854.SS	Jiangsu Chunlan	1,973,942,444	246,480,920	3.8	0.1681%	Manufacturing—Machinery, Equipment and Meters
748	600855.SS	Aerospace CF	1,460,769,200	182,402,348	6.49	0.1000%	Manufacturing—Machinery, Equipment and Meters
749	600856.SS	Changchun Dep St	548,213,136	68,453,910	3	0.0728%	Wholesale and Retail Trade
750	600857.SS	HIT Shouchuang	601,873,459	75,154,331	3.13	0.0776%	Information Technology
751	600858.SS	Yinzuo Group	857,921,310	107,126,342	7.07	0.0576%	Conglomerates
752	600859.SS	Wangfujing	3,481,741,010	434,755,698	8.86	0.1682%	Wholesale and Retail Trade
753	600860.SS	G Beiren Print	1,235,807,027	154,311,922	3.2	0.0842%	Manufacturing—Machinery, Equipment and Meters
754	600861.SS	Urban Rural	1,902,915,657	237,611,994	4.69	0.1418%	Wholesale and Retail Trade
755	600862.SS	TONMAC Int	505,502,900	63,120,797	2.12	0.1037%	Manufacturing—Machinery, Equipment and Meters
756	600863.SS	Mengdian	6,240,843,000	779,277,393	3.15	0.3353%	Electricity, Gas and Water Supply
757	600864.SS	Harbin Shirble	1,109,147,738	138,496,315	8.12	0.0385%	Electricity, Gas and Water Supply

758	600865.SS	Baida	1,863,670,671	232,711,578	6.91	0.1147%	Wholesale and Retail Trade
759	600866.SS	G Star Lake	1,073,471,210	134,041,482	2.06	0.3559%	Manufacturing—Food and Beverages
760	600867.SS	Tonghua Dongbao	1,275,257,631	159,238,014	3.93	0.1337%	Manufacturing—Medicine and Biological Products
761	600868.SS	Mei Yan	2,471,415,059	308,598,996	1.94	0.8281%	Conglomerates
762	600869.SS	G S&P Pharma	448,800,000	56,040,457	3.74	0.0305%	Manufacturing—Medicine and Biological Products
763	600870.SS	Xiamen Overseas	1,516,648,544	189,379,852	4.09	0.1284%	Information Technology
764	600871.SS	Yizheng Chem	12,914,656,579	1,612,618,665	3.8	0.1696%	Manufacturing—Petroleum, Chemical Product, Plast
765	600872.SS	Jonjee Hi Tech	1,521,189,111	189,946,820	3.38	0.2113%	Conglomerates
766	600873.SS	Wuzhou Minovo	374,498,646	46,762,645	3.46	0.0442%	Social Services
767	600874.SS	Tianjin Capital	4,427,618,500	552,864,894	3.69	0.0959%	Social Services
768	600875.SS	Dongfang Elec	7,247,631,104	904,992,334	15.45	0.0509%	Manufacturing—Machinery, Equipment and Meters
769	600876.SS	Luoyang Glass	1,574,439,223	196,596,020	3.04	0.0424%	Manufacturing—Metals and Non-metallic Mineral Pr
770	600877.SS	Ch Jialing Ind	1,307,883,518	163,311,921	2.76	0.1862%	Manufacturing—Machinery, Equipment and Meters
771	600879.SS	G Launch Vehicle	4,894,183,206	611,123,582	9.96	0.2930%	Manufacturing—Machinery, Equipment and Meters
772	600880.SS	G B-ray Media	1,740,507,269	217,332,493	9.55	0.0651%	Transmission and Culture
773	600881.SS	Jilin Yatai	2,576,855,604	321,765,075	3.08	0.4555%	Conglomerates
774	600882.SS	Dacheng Pestic	511,084,923	63,817,809	2.75	0.0821%	Manufacturing—Petroleum, Chemical Product, Plast
775	600883.SS	Bowin Tech	1,050,354,000	131,154,898	5.3	0.0536%	Conglomerates
776	600884.SS	Shanshan Co	1,590,021,416	198,541,726	3.87	0.1933%	Manufacturing—Textile, Apparel and Leather
777	600885.SS	Linuo Solar	793,121,577	99,034,972	6.11	0.0423%	Manufacturing—Petroleum, Chemical Product, Plast
778	600886.SS	G Huajing	3,330,235,663	415,837,630	5.91	0.2293%	Manufacturing—Petroleum, Chemical Product, Plast
779	600887.SS	Yili Company	6,984,080,036	872,083,416	17.85	0.2185%	Manufacturing—Food and Beverages
780	600888.SS	Xinjiang Zhonghe	1,947,848,760	243,222,671	18.84	0.0248%	Manufacturing—Metals and Non-metallic Mineral Pr
781	600889.SS	Nanjing Fibre	676,560,480	84,480,300	3.49	0.0680%	Manufacturing—Petroleum, Chemical Product, Plast
782	600890.SS	Cred Holding	1,362,431,302	170,123,157	2.81	0.1739%	Manufacturing—Machinery, Equipment and Meters
783	600891.SS	Qiulin Company	435,979,800	54,439,633	1.79	0.1097%	Wholesale and Retail Trade
784	600892.SS	Huda Technology	231,290,000	28,880,564	4.58	0.0130%	Wholesale and Retail Trade
785	600893.SS	Resources Chem	1,057,098,893	131,997,115	4.5	0.0978%	Manufacturing—Food and Beverages
786	600894.SS	Guangzhou Steel	2,439,369,900	304,597,603	2.37	0.2056%	Manufacturing—Metals and Non-metallic Mineral Pr
787	600895.SS	G Zhangjiang	5,385,413,670	672,462,218	4.43	0.4938%	Conglomerates
788	600896.SS	China Haisheng	1,789,473,582	223,446,786	5.64	0.1323%	Transportation and Storage
789	600897.SS	Xiamen Airport	2,386,800,000	298,033,340	8.84	0.0572%	Transportation and Storage
790	600898.SS	Sanlian Commerce	829,772,122	103,611,428	3.82	0.0998%	Wholesale and Retail Trade
791	600900.SS	G Yangtze Power	53,459,396,528	6,675,332,026	6.53	2.3015%	Electricity, Gas and Water Supply
792	600960.SS	G Binzhou Piston	501,496,380	62,620,513	4.62	0.0448%	Manufacturing—Machinery, Equipment and Meters
793	600961.SS	G Zhuye	2,346,743,948	293,031,647	5.49	0.1373%	Manufacturing—Metals and Non-metallic Mineral Pr
794	600962.SS	G SDIC Zhonglu	650,100,000	81,176,250	3.94	0.0744%	Agriculture, Forestry, Fishing and Hunting
795	600963.SS	G Yueyang Paper	1,322,020,358	165,077,150	4.9	0.1323%	Manufacturing—Paper and Printing

796	600965.SS	Fortune Ng	723,654,384	90,360,790	2.59	0.0746%	Agriculture, Forestry, Fishing and Hunting
797	600966.SS	G Bohui	1,317,600,000	164,525,192	6.1	0.0926%	Manufacturing—Paper and Printing
798	600967.SS	Beifang Chuangye	726,700,000	90,741,088	5.59	0.0424%	Manufacturing—Machinery, Equipment and Meters
799	600969.SS	Hunan Chendian	1,097,597,498	137,054,067	5.22	0.0593%	Electricity, Gas and Water Supply
800	600970.SS	Sinoma Engineer	3,129,840,000	390,814,759	18.63	0.0492%	Construction
801	600971.SS	G Hengyuan Coal	1,657,920,000	207,020,041	8.8	0.0683%	Mining
802	600973.SS	G Baosheng	925,200,000	115,527,252	7.71	0.0515%	Information Technology
803	600975.SS	New Wellful	642,988,038	80,288,199	6.42	0.0297%	Agriculture, Forestry, Fishing and Hunting
804	600976.SS	Wuhan Jianmin	878,973,978	109,755,132	11.46	0.0297%	Manufacturing—Medicine and Biological Products
805	600978.SS	G Yihua Timber	1,541,149,995	192,439,283	5.11	0.0886%	Manufacturing—Wood Products
806	600979.SS	Sichuan Guangan	806,033,914	100,647,301	4.88	0.0551%	Electricity, Gas and Water Supply
807	600980.SS	BGRIMM Magnetic	943,800,000	117,849,785	7.26	0.0386%	Manufacturing—Electrical Equipment
808	600981.SS	G JS Textiles	673,654,800	84,117,475	3.72	0.0424%	Wholesale and Retail Trade
809	600982.SS	G Ningbo Thermal	567,840,000	70,904,664	3.38	0.0424%	Electricity, Gas and Water Supply
810	600983.SS	Rongshida Sanyo	1,055,610,000	131,811,201	3.17	0.0721%	Manufacturing—Electrical Equipment
811	600984.SS	Shaanxi Construc	530,835,000	66,283,948	3.75	0.0339%	Manufacturing—Machinery, Equipment and Meters
812	600985.SS	G Leimingkehua	418,500,000	52,256,977	4.65	0.0452%	Manufacturing—Petroleum, Chemical Product, Plast
813	600986.SS	G Keda Group	657,966,804	82,158,557	4.71	0.0331%	Construction
814	600987.SS	Zhejiang Hangmin	1,060,200,000	132,384,342	3.72	0.0721%	Manufacturing—Textile, Apparel and Leather
815	600988.SS	Bao Long Vehicle	366,848,190	45,807,353	4.05	0.0212%	Manufacturing—Machinery, Equipment and Meters
816	600990.SS	Anhui Sun Create	593,880,000	74,156,209	10.1	0.0170%	Information Technology
817	600991.SS	Changfeng Motor	1,979,311,282	247,151,312	4.94	0.0661%	Manufacturing—Machinery, Equipment and Meters
818	600992.SS	Guizhou Rope	798,838,200	99,748,792	4.86	0.0593%	Manufacturing—Metals and Non-metallic Mineral Pr
819	600993.SS	Wuhan Mayinglong	1,280,266,895	159,863,507	25.02	0.0153%	Manufacturing—Medicine and Biological Products
820	600995.SS	Wenshan Electric	1,350,329,400	168,612,025	7.71	0.0610%	Electricity, Gas and Water Supply
821	600997.SS	G Kailuan	3,181,760,000	397,297,871	6.52	0.1272%	Mining
822	900901.SS	G SVA Electron	364,703,713	364,703,713	0.266	0.1966%	Manufacturing—Electrical Equipment
823	900902.SS	Erfangji	166,942,734	166,942,734	0.205	0.1975%	Manufacturing—Machinery, Equipment and Meters
824	900903.SS	Dazhong Trans	446,113,650	446,113,650	0.65	0.1719%	Social Services
825	900904.SS	Wingsung Data	118,450,548	118,450,548	0.406	0.0387%	Transmission and Culture
826	900905.SS	G First Pencil	161,417,951	161,417,951	0.418	0.1018%	Manufacturing—Others
827	900906.SS	China Textile	143,819,510	143,819,510	0.175	0.1018%	Manufacturing—Machinery, Equipment and Meters
828	900907.SS	Sanjiu Develop	67,210,131	67,210,131	0.246	0.0354%	Manufacturing—Petroleum, Chemical Product, Plast
829	900908.SS	G Chlor Alkali	573,639,638	573,639,638	0.26	0.3447%	Manufacturing—Petroleum, Chemical Product, Plast
830	900909.SS	Tyre Rubber	820,821,579	820,821,579	0.411	0.2061%	Manufacturing—Petroleum, Chemical Product, Plast
831	900910.SS	G Highly	338,309,603	338,309,603	0.505	0.1825%	Manufacturing—Machinery, Equipment and Meters
832	900911.SS	G Jinqiao	677,393,507	677,393,507	0.657	0.2098%	Real Estate
833	900912.SS	G Wai Gaoqiao	463,252,821	463,252,821	0.404	0.1700%	Real Estate

834	900913.SS	Lian Hua Fibre	78,924,251	78,924,251	0.223	0.0547%	Manufacturing—Petroleum, Chemical Product, Plast
835	900914.SS	G Jin Jiang Inv	460,497,558	460,497,558	0.662	0.1365%	Social Services
836	900915.SS	G Forever	209,377,772	209,377,772	0.414	0.0585%	Manufacturing—Machinery, Equipment and Meters
837	900916.SS	G Phoenix	109,355,275	109,355,275	0.227	0.1455%	Manufacturing—Machinery, Equipment and Meters
838	900917.SS	G Haixin Group	332,829,782	332,829,782	0.183	0.3414%	Manufacturing—Textile, Apparel and Leather
839	900918.SS	Yaohua Glass	331,856,555	331,856,555	0.386	0.1590%	Manufacturing—Metals and Non-metallic Mineral Pr
840	900919.SS	Dajiang	163,809,245	163,809,245	0.111	0.2939%	Manufacturing—Food and Beverages
841	900920.SS	Diesel Engine	339,670,278	339,670,278	0.387	0.1840%	Manufacturing—Machinery, Equipment and Meters
842	900921.SS	Daying Agricul	120,541,320	120,541,320	0.197	0.0821%	Agriculture, Forestry, Fishing and Hunting
843	900922.SS	Sanmao Textiles	83,643,703	83,643,703	0.274	0.0414%	Manufacturing—Textile, Apparel and Leather
844	900923.SS	Friendship	403,005,903	403,005,903	0.737	0.1385%	Wholesale and Retail Trade
845	900924.SS	SGSB Group	165,489,571	165,489,571	0.176	0.2068%	Manufacturing—Machinery, Equipment and Meters
846	900925.SS	SH Mechanical	466,448,554	466,448,554	0.381	0.1528%	Manufacturing—Machinery, Equipment and Meters
847	900926.SS	Baosight	297,206,855	297,206,855	0.563	0.0746%	Information Technology
848	900927.SS	G SH Trading	184,630,247	184,630,247	0.396	0.0564%	Wholesale and Retail Trade
849	900928.SS	Autom Instrument	138,141,187	138,141,187	0.189	0.0908%	Manufacturing—Machinery, Equipment and Meters
850	900929.SS	Jinjiang Travel	66,145,579	66,145,579	0.499	0.0560%	Social Services
851	900930.SS	Shanghai P T	237,997,782	237,997,782	0.428	0.1058%	Information Technology
852	900932.SS	G Lujiazui	1,856,037,173	1,856,037,173	0.787	0.4320%	Real Estate
853	900933.SS	G Huaxin	231,404,623	231,404,623	0.654	0.1390%	Manufacturing—Metals and Non-metallic Mineral Pr
854	900934.SS	G Jinjiang Hotel	579,126,103	579,126,103	0.894	0.1323%	Social Services
855	900935.SS	Young Sun	29,280,000	29,280,000	0.305	0.0814%	Manufacturing—Machinery, Equipment and Meters
856	900936.SS	G Erdos Cashmere	418,292,826	418,292,826	0.316	0.3561%	Manufacturing—Textile, Apparel and Leather
857	900937.SS	Huadian Energy	387,653,015	387,653,015	0.257	0.1649%	Electricity, Gas and Water Supply
858	900938.SS	Tianjin Marine	124,715,887	124,715,887	0.17	0.1526%	Electricity, Gas and Water Supply
859	900939.SS	Shanghai Huili	15,488,000	15,488,000	0.176	0.0746%	Construction
860	900940.SS	Worldbest	149,873,978	149,873,978	0.206	0.1755%	Manufacturing—Petroleum, Chemical Product, Plast
861	900941.SS	Eastern Comms	209,825,420	209,825,420	0.222	0.1272%	Information Technology
862	900942.SS	G Huangshan Tour	283,099,727	283,099,727	0.741	0.0882%	Social Services
863	900943.SS	KAIKAI INDUST	87,472,001	87,472,001	0.26	0.0678%	Manufacturing—Textile, Apparel and Leather
864	900945.SS	Hainan Airlines	243,043,858	243,043,858	0.314	0.1566%	Transportation and Storage
865	900946.SS	Jinan Qingqi	192,696,621	192,696,621	0.126	0.1950%	Manufacturing—Machinery, Equipment and Meters
866	900947.SS	G Zhenhua Port	2,615,999,532	2,615,999,532	1.694	0.2798%	Manufacturing—Machinery, Equipment and Meters
867	900948.SS	Yitai Coal	532,530,000	532,530,000	1.455	0.1407%	Mining
868	900949.SS	Zhejiang SE Pwr	828,120,000	828,120,000	0.412	0.5850%	Electricity, Gas and Water Supply
869	900950.SS	Jiangsu Xincheng	105,524,232	105,524,232	0.788	0.1135%	Real Estate
870	900951.SS	Dahua Chemical	22,100,000	22,100,000	0.221	0.0848%	Manufacturing—Petroleum, Chemical Product, Plast
871	900952.SS	Jinzhou Port	442,516,774	442,516,774	0.345	0.1412%	Transportation and Storage

872	900953.SS	Worldbest Kama	112,000,000	112,000,000	0.175	0.2035%	Manufacturing—Machinery, Equipment and Meters
873	900955.SS	G Matsuoka	187,983,263	187,983,263	0.424	0.0933%	Manufacturing—Textile, Apparel and Leather
874	900956.SS	Dongbei Elect	57,810,000	57,810,000	0.246	0.0975%	Manufacturing—Machinery, Equipment and Meters
875	900957.SS	Lingyun	29,624,000	29,624,000	0.161	0.1560%	Construction